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Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, April 27, 2018

Management Information Circular

AGNICO EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 27, 2018
Time:	11:00 a.m. (Toronto time)
Place:	Delta Hotels Toronto SoCo Ballroom 75 Lower Simcoe Street, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico Eagle Mines Limited (the "Company") for the year ended December 31, 2017 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company's Stock Option Plan;
	5.	Consideration of and, if deemed advisable, the passing of an ordinary resolution confirming the adoption of the amended and restated by-laws of the Company;
	6.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	7.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 12, 2018

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the "Company") of proxies for use at the Annual and Special Meeting of Shareholders to be held on April 27, 2018 (the "Meeting"). Unless otherwise indicated, all information in this Circular is given as at March 12, 2018 and all dollar amounts are stated in United States dollars ("U.S. dollars", "$" or "US$").

        For information about certain non-GAAP measures used in this Circular such as "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", please refer to the Company's management's discussion and analysis for the year ended December 31, 2017. For scientific and technical information about the Company's mines and projects, please refer to the Company's annual information form dated as of March 16, 2018 (the "AIF").

FORWARD-LOOKING STATEMENTS

        The information in this Circular has been prepared as at March 12, 2018. Certain statements contained in this Circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this Circular, the words "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. In particular, the Circular contains forward-looking statements pertaining to the Company's plans with respect to compensation plans and practices; and statements concerning the Company's plans to build operations at Meliadine and Amaruq, and construct a shaft at Kittila, including the timing thereof. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis and the Company's annual information form dated as of March 16, 2018. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 6);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 20);

  •
  an amendment to the Company's Stock Option Plan (the "Stock Option Plan") (page 21);

  •
  the confirmation of the amended and re-stated by-laws of the Company (page 22);

  •
  a non-binding, advisory resolution on the Company's approach to executive compensation (page 23); and

  •
  other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?

        The financial statements for the year ended December 31, 2017, together with the auditors' report on these statements, will be presented at the Meeting.

How will these matters be decided at the Meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 12, 2018, the record date for the Meeting. To vote common shares that you acquired after the record date, you must, no later than the commencement of the Meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 12, 2018, there were 233,160,037 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. Blackrock Inc. filed a report dated January 23, 2018 with securities regulators stating that it controls 30,014,137 (or approximately 12.87%) of the Company's common shares as at the date of the report. To the knowledge of the directors and officers of the Company, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

How can a registered shareholder vote by proxy?

        In addition to voting in person at the Meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Transfer Agent"). You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the Meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Control Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Control Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Stock Option Plan;

  (iv)
  for the proposed amended and re-stated by-laws of the Company;

  (v)
  for the acceptance of the Company's approach to executive compensation; and

  (vi)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address (as listed in this Circular) before the last business day preceding the day of the Meeting or to the Chairperson of the Meeting on the day of the Meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

How are meeting materials delivered to shareholders?

        Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including to intermediaries for delivery to objecting non-registered shareholders.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. Two of the Company's independent directors, Mr. Howard Stockford and Mr. Pertti Voutilainen, will not be standing for re-election at the Meeting. Mr. Stockford has been an Agnico Eagle director since 2005 and most recently served on the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. Mr. Voutilainen has also served on the Agnico Eagle Board since 2005 and most recently was Chair of the Corporate Governance Committee. Messrs. Stockford and Voutilainen's technical and financial backgrounds, and extensive mining experience, provided the Board of Directors with valuable insights and their contributions to the Company were greatly appreciated. Accordingly, the number of directors to be considered for election at the Meeting is ten, as determined by the Board of Directors by resolution passed on March 8, 2018. The names of the proposed nominees for election as directors are set out below. All of the nominees were elected as a director at last year's annual meeting of shareholders, and have consented to serve as a director if elected and will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while there are benefits to adding new perspectives to the Board of Directors from time to time, which the Company believes can happen naturally without mechanisms such as term limits (for instance, five out of the ten directors seeking re-election have joined the Board of Directors within the last seven years), there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board as the management of the Company believes is illustrated in the following chart which shows the strong performance of the Company for more than the past decade.

        Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, the committees of the Board ("Committees") and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Board of Directors Governance Matters" and "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually and the Company will use a rigorous identification and selection process for any new director nominees, and consider a variety of factors, including diversity and the desired skills, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company and its Board of Directors and Committees.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. This policy was updated by the Board of Directors on February 11, 2015 and March 8, 2018. Under the updated policy, the Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. A resignation shall be effective immediately upon acceptance by the Board. The Board of Directors will make its final decision and announce it in a press release (including fully stating its reasons for rejecting the resignation, if applicable) within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 12, 2018. The common share ownership set out below does not include common shares underlying unvested RSUs.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker	Age: 65	Independent

Labadie, Missouri	2017 Voting Results: 89.17%	Director since 2003

Dr. Baker is a consultant to, and board member in, the metals and mining industry since 2002 and she was the President and Chief Executive Officer of Sutter Gold Mining Inc. from November 2011 — June 2013. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $644,737	Board/Committee Memberships	Attendance at Meetings during 2017

9,338 Common Shares 7,001 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee (Chair)	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Mineral Economics	Sutter Gold Mining Inc.	—

	Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

	McEwen Mining Inc.	Audit Committee Nominating and Corporate Governance Committee

Sean Boyd, CPA, CA	Age: 59	Non-Independent

King City, Ontario	2017 Voting Results: 92.06%	Director since 1998

Mr. Boyd is the Vice-Chairman and Chief Executive Officer ("CEO") and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April, 2015, he served as Vice-Chairman, President and Chief Executive Officer since February 2012; Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $10,657,856	Board/Committee Memberships	Attendance at Meetings during 2017

119,978 Common Shares (having an At-Risk Investment value of $4,736,325) 150,001 RSUs (having an At-Risk Investment value of $5,921,531) 150,000 PSUs* Meets CEO shareholding requirements	Board of Directors	8/8 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Finance	—	—

*
Performance Share Units ("PSUs") under the Company's Share Unit Plan (the "PSU Plan"), as described below

Martine A. Celej	Age: 52	Independent

Toronto, Ontario	2017 Voting Results: 91.85%	Director since 2011

Ms. Celej is a Director & Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $793,361	Board/Committee Memberships	Attendance at Meetings during 2017

8,097 Common Shares 12,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee	8/8 (100 6/6 (100 2/2 (100%)	%) %) *

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	—	—

*
Ms. Celej became a member of the Corporate Governance Committee on April 28, 2017 and attended both meetings held after that date

Robert J. Gemmell	Age: 61	Independent

Toronto, Ontario	2017 Voting Results: 91.79%	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $713,618	Board/Committee Memberships	Attendance at Meetings during 2017

6,077 Common Shares 12,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee (Chair)	8/8 (100%) 6/6 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Business Strategy	Newalta Corporation Rogers Communications Inc.	Audit Committee and Compensation Committee Audit and Risk Committee

Mel Leiderman, FCPA, FCA, TEP, ICD.D	Age: 65	Independent

Toronto, Ontario	2017 Voting Results: 90.42%	Director since 2003

Mr. Leiderman is a senior partner of the Toronto accounting firm Lipton LLP, Chartered Professional Accountants. He is a Chartered Professional Accountant and was elected as a Fellow of CPA Ontario in 2013. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $637,073	Board/Committee Memberships	Attendance at Meetings during 2017

9,138 Common Shares 7,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Morguard North American Residential REIT	Audit Committee

Deborah McCombe, P. Geo. Age: 65		Independent

Toronto, Ontario	2017 Voting Results: 92.39%	Director since 2014

Ms. McCombe, P. Geo., is the President and CEO of Roscoe Postle Associates Inc. ("RPA"). She has over 30 years' international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards — (Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")), President of the Association of Professional Geoscientists of Ontario (2010 — 2011); a Director of the Prospectors and Developers Association of Canada (1999 — 2011); a CIM Distinguished Lecturer on NI 43-101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; and is a member of the Canadian Securities Administrators Mining Technical Advisory and Monitoring Committee and is a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe holds a degree from the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $652,666	Board/Committee Memberships	Attendance at Meetings during 2017

4,533 Common Shares 12,000 RSUs Meets Director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair)	8/8 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management and Mining	—	—

James D. Nasso, ICD.D	Age: 84	Independent

Toronto, Ontario	2017 Voting Results: 89.21%	Director since 1986

Mr. Nasso, now retired, was an independent businessman who founded and ran his own successful company. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $1,418,434	Board/Committee Memberships	Attendance at Meetings during 2017

11,931 Common Shares 24,000 RSUs Meets Director shareholding requirements	Chairman of the Board of Directors Corporate Governance Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100 2/2 (100%) 4/4 (100	%) * %)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

*
Mr. Nasso ceased to be a member of the Corporate Governance Committee on April 28, 2017; he attended both of the meetings held in 2017 prior to that date

Dr. Sean Riley	Age: 64	Independent

Antigonish, Nova Scotia	2017 Voting Results: 91.91%	Director since 2011

Dr. Riley, now retired, served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations). He is a Member of the Order of Canada.

Value of At-Risk Investment(1) $690,169	Board/Committee Memberships	Attendance at Meetings during 2017

5,483 Common Shares 12,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100 3/3 (100%) 2/2 (100%)	%) * **

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

*
Mr. Riley ceased to be a member of the Audit Committee on April 28, 2017; he attended all three meetings held in 2017 prior to that date

**
Mr. Riley became a member of the Health, Safety, Environment and Sustainable Development Committee on April 28, 2017 and attended both meetings held after that date

J. Merfyn Roberts, CA	Age: 67	Independent

London, England	2017 Voting Results: 91.70%	Director since 2008

Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $1,009,022	Board/Committee Memberships	Attendance at Meetings during 2017

14,560 Common Shares 11,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Compensation Committee Corporate Governance Committee	8/8 (100 2/2 (100%) 6/6 (100 2/2 (100%)	%) * %) **

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	Newport Exploration Limited	Audit Committee

	Rugby Mining Inc.	Audit Committee

*
Mr. Roberts became a member of the Audit Committee on April 28, 2017 and attended both meetings held after that date

**
Mr. Roberts ceased to be a member of the Corporate Governance Committee on April 28, 2017; he attended both of the meetings held in 2017 prior to that date

Jamie C. Sokalsky, CPA, CA	Age: 60	Independent

Toronto, Ontario	2017 Voting Results: 91.36%	Director since 2015

Mr. Sokalsky, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick Gold from 1999 to June 2012, and its Executive Vice President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick Gold), including finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served for 10 years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky is the Chairman of the Board of Probe Metals Inc. and a director of Pengrowth Energy Corporation and Royal Gold Inc. Mr. Sokalsky received his CA designation in 1982 and his B. Comm is from Lakehead University.

Value of At-Risk Investment(1) $882,065	Board/Committee Memberships	Attendance at Meetings during 2017

10,344 Common Shares 12,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Corporate Governance Committee	8/8 (100 5/5 (100 2/2 (100%)	%) %) *

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Finance and Accounting	Probe Metals Inc.	Compensation Committee (Chair) Nominating and Corporate Governance Committee (Chair)

	Pengrowth Energy Corporation	Audit Committee Reserves, Health, Safety & Environment Committee

	Royal Gold Inc.	Audit Committee

*
Mr. Sokalsky became a member of the Corporate Governance Committee on April 28, 2017 and attended both meetings held after that date

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of C$50.65 on March 12, 2018. On March 12, 2018, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7794. The total market value of Dr. Baker's at-risk investment is in United States dollars and based on the closing price of the Company's common shares on the New York Stock Exchange (the "NYSE") of $39.46 on March 12, 2018.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2017 is indicated in the biography of each individual director. The overall meeting attendance in 2017 is set out below.

2017 Board and Committee Meetings

(1)
Board of Directors: 12 members for 8 meetings (100% attendance)

(2)
Audit Committee: 4 members for 5 meetings (100% attendance)

(3)
Compensation Committee: 4 members for 6 meetings (100% attendance)

(4)
Corporate Governance Committee: 3 members for 4 meetings (100% attendance)

(5)
Health, Safety, Environment and Sustainable Development Committee: 3 members for 2 meetings (100% attendance); 4 members for 2 meetings (100% attendance)

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, does not receive any remuneration for his services as a director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2017. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in US$ but, for all directors other than Dr. Baker and Messrs. Roberts and Voutilainen (who are all paid in US$), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see "Director Compensation Table — 2017" on page 15 of this Circular).

Compensation during the year ending December 31, 2017
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Chair of the Audit Committee	$25,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000

        Director compensation was amended in 2011 to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting options ("Options") to purchase common shares of the Company pursuant to the Stock Option Plan (as described below) to non-executive directors and replacing such Option grants with grants of RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation now corresponds directly with share price movements, thereby more closely aligning director and shareholder interests.

        In January of each year since 2012, each non-executive director was entitled to receive an annual grant of 3,000 RSUs; increased to 4,000 RSUs effective January, 2016 (the Chairman of the Board of Directors was entitled to receive 6,000 RSUs; increased to 8,000 RSUs effective January, 2016). However, if a director meets the minimum common share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, directors (other than Mr. Boyd, who is subject to the CEO shareholding requirements set out under "Share Ownership" on page 37 of this Circular) are required to own a minimum number of common shares of the Company and/or RSUs. On October 26, 2016, the Board amended the Minimum Shareholding Requirement Policy for the Board of Directors, to increase the minimum holding amounts from 10,000 to 15,000 common shares of the Company and/or RSUs for non-executive directors (20,000 for the Chairman of the Board). In connection with such amendment, directors have a period of the later of: (i) three years from the date of adoption of the amended policy (that is, a compliance date of October 26, 2019) or (ii) for new directors, five years from the date of joining the Board of Directors, to achieve this ownership level through open market purchases of common shares or grants of RSUs.

        As of March 12, 2018, all of the directors have satisfied the minimum common share ownership requirement.

        The following table sets out the number and the value of common shares and RSUs held by each director of the Company.

Director Shareholdings Table

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 12, 2018
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	9,338	368,477	7,001	276,259	Meets Guideline
Sean Boyd	119,978	4,736,325	150,001	5,921,531	Meets CEO Guideline(2)
Martine A. Celej	8,097	319,642	12,000	473,719	Meets Guideline
Robert J. Gemmell	6,077	239,899	12,000	473,719	Meets Guideline
Mel Leiderman	9,138	360,737	7,000	276,336	Meets Guideline
Deborah McCombe	4,533	178,947	12,000	473,719	Meets Guideline
James D. Nasso	11,931	470,995	24,000	947,439	Meets Guideline
Sean Riley	5,483	216,450	12,000	473,719	Meets Guideline
John Merfyn Roberts	14,560	574,779	11,000	434,243	Meets Guideline
Jamie C. Sokalsky	10,344	408,346	12,000	473,719	Meets Guideline
Howard R. Stockford(3)	11,040	435,822	10,000	394,766	Meets Guideline
Pertti Voutilainen(3)	14,310	564,910	4,000	157,906	Meets Guideline

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the TSX of C$50.65 on March 12, 2018. On March 12, 2018, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7794. The total market value of Dr. Baker's common shares and RSUs is in United States dollars and based on a closing price of the Company's common shares on the NYSE of $39.46 on March 12, 2018.

(2)
Mr. Boyd is subject to the CEO shareholding requirements set out under "Share Ownership" on page 37 of this Circular.

(3)
Messrs. Stockford and Voutilainen will not be standing for re-election at the Meeting.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

Director Compensation Table — 2017

Name	Fees Earned(1)	Share-Based Awards(2)	Option-Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	125,000	174,840	n/a	nil	n/a	n/a	300,840
Martine A. Celej	100,156	179,596	n/a	nil	n/a	n/a	279,753
Robert Gemmell	125,195	179,596	n/a	nil	n/a	n/a	304,791
Mel Leiderman	100,156	179,596	n/a	nil	n/a	n/a	279,753
Deborah McCombe	115,180	179,596	n/a	nil	n/a	n/a	294,776
James D. Nasso	225,351	359,193	n/a	nil	n/a	n/a	584,544
Sean Riley	100,156	179,596	n/a	nil	n/a	n/a	279,753
John Merfyn Roberts	100,000	179,596	n/a	nil	n/a	n/a	279,596
Jamie C. Sokalsky	100,156	179,596	n/a	nil	n/a	n/a	279,753
Howard R. Stockford(5)	100,156	179,596	n/a	nil	n/a	n/a	279,753
Pertti Voutilainen(5)	115,000	44,899	n/a	134,813	n/a	n/a	294,712

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars, except for the compensation for Dr. Baker and Messrs. Roberts and Voutilainen which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars for 2017 is the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
The valuation of the grants of RSUs was calculated based on the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5 day trading period immediately prior to the grant date. For each director, other than Dr. Baker, RSUs were granted on January 9, 2017 with a valuation of C$58.25 per RSU (for Dr. Baker, the value was $43.71 on January 9, 2017). The rate of exchange used to convert Canadian to U.S. dollars was the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(3)
Option-based awards are no longer granted to non-executive directors.

(4)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. Mr. Voutilainen was paid in U.S. dollars (based on the closing price of the Company's common shares on the NYSE on such date ($44.94)).

(5)
Messrs. Stockford and Voutilainen will not be standing for re-election at the Meeting.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2017

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leanne M. Baker	nil	46,180	nil
Martine A. Celej	nil	138,540	nil
Robert Gemmell	nil	138,540	nil
Mel Leiderman	nil	46,180	nil
Deborah McCombe	nil	138,540	nil
James D. Nasso	nil	277,080	nil
Sean Riley	nil	138,540	nil
John Merfyn Roberts	nil	138,540	nil
Jamie Sokalsky	nil	138,540	nil
Howard R. Stockford(4)	nil	138,540	nil
Pertti Voutilainen(4)	nil	92,360	134,813

(1)
No director had outstanding Options as at December 31, 2017.

(2)
The figures shown represent the awarded RSUs which vested in 2017; the value is the number of RSUs which vested multiplied by the closing price of the Company's common shares on the NYSE ($46.18) on the date of vesting.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. Mr. Voutilainen was paid in U.S. dollars (based on the closing price of the Company's common shares on the NYSE on such date ($44.94)).

(4)
Messrs. Stockford and Voutilainen will not be standing for re-election at the Meeting.

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2017.

Outstanding Incentive Plan Awards Table — 2017

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)
	(#)	($)		($)	(#)	($)
Leanne M. Baker(2)	nil	nil	nil	nil	6,000	277,080
Martine A. Celej	nil	nil	nil	nil	8,000	370,109
Robert Gemmell	nil	nil	nil	nil	8,000	370,109
Mel Leiderman	nil	nil	nil	nil	6,000	277,582
Deborah McCombe	nil	nil	nil	nil	8,000	370,109
James D. Nasso	nil	nil	nil	nil	16,000	740,219
Sean Riley	nil	nil	nil	nil	8,000	370,109
John Merfyn Roberts	nil	nil	nil	nil	7,000	323,846
Jamie Sokalsky	nil	nil	nil	nil	8,000	370,109
Howard R. Stockford(3)	nil	nil	nil	nil	6,000	277,582
Pertti Voutilainen(3)	nil	nil	nil	nil	3,000	138,791

(1)
For all Directors other than Dr. Baker, the values are based on a closing price of the Company's common shares on the TSX of C$58.04 on December 31, 2017. On December 31, 2017, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7971.

(2)
The value of Dr. Baker's awards was based on a closing price of the Company's common shares on the NYSE of US$46.18 on December 31, 2017.

(3)
Messrs. Stockford and Voutilainen will not be standing for re-election at the Meeting.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Committee meetings held in 2017.

Director Attendance — 2017

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	8 of 8	5 of 5
Sean Boyd	8 of 8	n/a
Martine A. Celej	8 of 8	8 of 8
Robert Gemmell	8 of 8	6 of 6
Mel Leiderman	8 of 8	5 of 5
Deborah McCombe	8 of 8	4 of 4
James D. Nasso	8 of 8	6 of 6
Sean Riley	8 of 8	5 of 5
John Merfyn Roberts	8 of 8	10 of 10
Jamie Sokalsky	8 of 8	7 of 7
Howard R. Stockford(1)	8 of 8	10 of 10
Pertti Voutilainen(1)	8 of 8	4 of 4

(1)
Messrs. Stockford and Voutilainen will not be standing for re-election at the Meeting.

Cease Trade Orders and Bankruptcies

        To the Company's knowledge, as at March 12, 2018 or within the last ten years, no proposed director of the Company is or has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Company):

  (i)
  subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

  (ii)
  subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

  (b)
  a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

    Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On April 30, 2014, Colossus announced that it had completed the implementation of the previously announced court-approved proposal and plan of reorganization filed under the Bankruptcy and Insolvency Act (Canada).

        In addition, to the Company's knowledge, as at March 12, 2018 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board of Directors Governance Matters

Diversity

        The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board considers diversity to include different genders, ages, cultural backgrounds, race/ethnicity, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, "diversity" includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees.

Ultimately, Board appointments are based on merit against objective criteria and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy's effectiveness and the Company's progress is fostering diversity at the board level.

        The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. Assuming all nominated directors are elected at the Meeting, the proportion of women on the Board would be 33.3% (3 of 9) of the non-executive directors, the proportion of non-resident Canadians would be 22% (2 of 9) of the non-executive directors, the proportion of women on the entire Board of Directors would be 30% (3 of 10) of all directors and the proportion of women Committee chairs is currently 50% (2 of 4). The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.

Annual Director Assessments/Resignation Policy

        Each of the directors participates in a detailed annual assessment of the Board, the Committees and each director. The assessment addresses performance of the Board, each Committee and individual directors, including through a peer evaluation. A broad range of topics is covered such as Board and Committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

        The Board does not currently have a director term limit policy or similar mechanisms in place for forcing the renewal or replacement of its directors. Rather, it has determined that the best means of ensuring director effectiveness is through rigorous annual performance evaluations and not adherence to arbitrary timelines. In conjunction with the annual performance evaluations, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the best interests of the Company. As discussed in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors", the Board has adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Director Education

        The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governances norms and practices.

        In 2017, the following director education activities took place:

Date(s)	Activities	Attendance

February 15, April 27, July 26 and October 25	Comprehensive updates by senior management at the quarterly Board and Committee meetings	All Directors

July 25	Director Education Session (presentations on quantitative trading; compensation trends and engagement with community groups/government in Nunavut)	All Directors

October 23 and 24	Visit to Abitibi to tour the Goldex, Canadian Malartic, Lapa and LaRonde mines — tour of the various facilities, meetings with local community leaders and meetings with, and presentations by, mine personnel	All Directors (except Mr. Stockford)

December 13	Full day presentations on strategic matters, status of projects, technical matters, innovation initiatives and leadership development programs	All Directors

Women in Leadership

        The Board and management view diversity and inclusion as essential to the growth and success of the Company. In support of this view, the Company has included a clear statement on the value of diversity in the Company's sustainable development policy.

        Creating an inclusive environment where the diversity of perspectives, experiences, cultures, genders, age and skills of employees can be leveraged at every level is critical and the Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of women in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of women in leadership positions, rather than the attainment of quotas.

        The Company continues to identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry in Canada, with a particular focus in the Company's Northern Operations on eliminating systematic barriers that impact Inuit women at the Company's sites in Nunavut. In addition, the Company is increasing awareness in the context of diversity and inclusion in the North, with building self-awareness and leadership skills to further the development of women.

        The Company does not set any fixed percentages or quotas regarding women in executive officer positions as it does not believe that gender alone should be the overriding factor when selecting the best candidate, rather all factors should be considered when assessing and determining the merits of a potential executive officer. Traditionally, the mining industry has not had a large group of women professionals from which to draw upon. To address this issue, the Company has continued its efforts to increase the number of women entering its workforce. In 2017, women represented approximately 15% of Agnico's global workforce (and 10% of Agnico's corporate executives). As the Company plans for the future, we have and will continue to increase our efforts to include gender diverse candidates in our succession planning and recruitment initiatives. In addition, management is developing a global long term strategy of priorities for diversity and inclusion.

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Representatives of Ernst & Young LLP are expected to be present at the Meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2017 and 2016 are set out below.

	Year ended December 31, 2017(1)	Year ended December 31, 2016(2)
	($ thousands)	($ thousands)
Audit fees	1,658	1,857
Audit-related fees	30	90
Tax consulting fees	753	642
All other fees	166	108

Total	2,607	2,697

(1)
The values for 2017 were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
The values for 2016 were converted to US$ using the 2016 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7548.

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with corporate financing activities. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the services described above and include fees for the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2017 have been mailed to the Company's shareholders with this Circular.

Amendments to the Stock Option Plan

        The Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company's common shares. Details on the Stock Option plan can be found on page 42 of this Circular.

        Currently, the Company has reserved 31,300,000 common shares for issuance under the Stock Option Plan. As at March 12, 2018, 28,680,387 Options have been granted under the Stock Option Plan (not including Options that were granted but subsequently cancelled or expired), with 2,619,613 Options available for future grants, representing 12.3% and 1.1%, respectively, of the 233,160,037 common shares issued and outstanding as at March 12, 2018. As at March 12, 2018, 7,242,852 Options granted under the Stock Option Plan were unexercised and 21,437,535 Options granted under the Stock Option Plan had been exercised, representing 3.1% and 9.2%, respectively, of the 233,160,037 common shares issued and outstanding as at such date.

        The need to attract and retain skilled employees remains particularly important at this time, as the Company continues to optimize and expand its multi-mine platform. The Company considers grants of Options under the Stock Option Plan to be a key factor in its ability to attract and retain skilled and experienced personnel at many levels. This is reflected by the granting of Options not only to officers (the Company does not grant Options to directors, the CEO or the President and the trend over the past few years has been to gradually decrease the amount of Options granted to officers (349,000 aggregate Options granted to officers in 2017; 504,000 Options in 2016 and 749,000 Options in 2015)), but also to a large number of other employees to enhance their incentive to continue to grow per share value. In 2018, 218 employees (including officers) were granted Options (209 in 2017; 196 in 2016).

        The Company's practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet and it is important that the number of Options available to be granted under the Stock Option Plan be increased to maintain this practice and thereby fostering the growth and performance of the Company.

        The aggregate number of outstanding Options as at December 31, 2017 was 5,857,504, representing 2.5% of the common shares issued and outstanding as at December 31, 2017 (being 232,736,750 common shares) and 2,018,140 Options were granted in 2017 representing 0.9% of all common shares issued and outstanding as at December 31, 2017.

        The Board, on the recommendation of the Compensation Committee, is recommending to increase the number of common shares reserved for issuance under the Stock Option Plan by 4,400,000 common shares from 31,300,000 common shares to 35,700,000 common shares, representing: i) 1.9%, 13.4% and 15.3%, respectively, of the 232,736,750 common shares issued and outstanding as at December 31, 2017; and ii) 1.9%, 13.4% and 15.3%, respectively, of the 233,160,037 common shares issued and outstanding as at March 12, 2018. The aggregate number of outstanding Options at December 31, 2017 (being 5,857,504), together with the proposed increase of 4,400,000 represents 4.4% of the common shares issued and outstanding as at December 31, 2017 (being 232,736,750 common shares). The common shares available for grant, including the proposed increase, less the outstanding Options and the Options exercised as at December 31, 2017 is 8,771,663, which represents 3.7% of the common shares issued and outstanding as at December 31, 2017. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve this proposed amendment to the Stock Option Plan. If the resolution is approved, the number of common shares available for future Option grants will be 7,019,613, representing 3.0% of the 233,160,037 common shares issued and outstanding as at March 12, 2018.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the enclosed form of proxy intend to vote your common shares FOR the proposed amendments to the Stock Option Plan.

        The Company has two security based compensation arrangements pursuant to which common shares may be issued from treasury:

  1.
  the Stock Option Plan pursuant to which 14,262,465 common shares are issuable, if the resolution is approved, representing 6.1% of the Company's 233,160,037 issued and outstanding common shares as at March 12, 2018; and

  2.
  the Incentive Share Purchase Plan pursuant to which 1,172,307 common shares are issuable, representing 0.5% of the Company's 233,160,037 issued and outstanding common shares as of March 12, 2018.

        Accordingly, if the resolution is approved, an aggregate number of 15,434,772 common shares will be issuable under all security based compensation arrangements of the Company, representing 6.6% of the Company's 233,160,037 issued and outstanding common shares as of March 12, 2018.

Three Year Burn Rate

        The annual burn rate for each of the three most recently completed fiscal years for each security — based compensation arrangement (being the Stock Option Plan and Incentive Share Purchase Plan) are as follows:

	2017	2016	2015
Weighted Average Number of Outstanding Shares	230,251,876	222,736,595	216,167,950
Number of Options Granted	2,018,140	2,160,075	3,068,086
Number of Shares issued under the Incentive Share Purchase Plan	382,663	344,778	512,438

        Therefore, the burn rates for the Stock Option Plan have been: 2017 — 0.9%; 2016 — 1.0% and 2015 — 1.4%. The burn rates for the Incentive Share Purchase Plan have been: 2017 — 0.2%, 2016 — 0.2% and 2015 — 0.2%. The burn rates for the combined security-based compensation arrangements have been: 2017 — 1.0% dilution; 2016 — 1.1% dilution and 2015 — 0.1.7% dilution. The decreasing burn rates demonstrate management's intent to control the impact of compensation arrangements on dilution.

Confirmation of Amended and Restated By-Laws

        As part of its ongoing review of its corporate governance practices, the Board of Directors amended the By-Laws of the Company on March 23, 2018 to update certain provisions (for example, to allow for electronic payment of dividends, to bring the advance notice provisions in line with current best practices and to make certain other amendments considered appropriate to reflect recent amendments to the Business Corporations Act (Ontario)).

        The ordinary resolution that the shareholders will be asked to consider for approval at the Meeting to amend the By-Laws is attached to this Circular as Appendix D. A copy of the Company's By-Laws which have been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix E.

        The Business Corporations Act (Ontario) requires that any amendment made to the by-laws of a corporation be submitted to the next meeting of shareholders for confirmation by an ordinary resolution of the majority of the shareholders. If an amendment to the by-laws of a corporation is not approved by the majority of the shareholders, the amendment ceases to be effective. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares for the confirmation of the Amended and Restated By-Laws of the Corporation.

Advisory Vote on Approach to Executive Compensation

        The Board of Directors believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 26 of this Circular. In line with recent developments and emerging governance trends in respect of executive compensation, commonly known as "Say on Pay", the Board of Directors has determined to provide shareholders with a "Say on Pay" advisory vote at the Meeting to endorse or not endorse the Company's approach to executive compensation. At the Company's last annual and special meeting of shareholders held on April 28, 2017, 86.51% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (down from the 95.34% at the April 29, 2016 meeting). Based on discussions with certain of our shareholders, the Company believes we understand the issues relating to the decrease in support in 2017 and have taken them into account when setting 2018 compensation. The Company monitors, assesses and, when warranted, will refine this approach in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

        At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix F:

    BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Letter from the Compensation Committee

March 12, 2018

Dear Fellow Shareholders:

        "Pay-for-performance" and "alignment with shareholders" are two philosophies which traditionally have formed the foundation of our executive compensation practices. While our performance in 2017 compared to our peer group remained strong (and has been for many years), we continue to take a measured approach to compensation to reflect not only our absolute and relative performance but the realities of prevailing market conditions.

        This letter describes the performance of the Company in 2017, how the Compensation Committee assesses performance and compensation and what steps the Compensation Committee and Board have taken to more fully align the Company's compensation programs with best market practices and shareholder interests.

2017 Performance

        Company performance in 2017 remained strong. Record annual gold production of 1,713,533 ounces at total cash costs per ounce of $558 and all-in sustaining costs per ounce of $804 meant that we have exceeded our production forecast and beat our cost guidance for the sixth consecutive year. Record safety performance was also achieved, demonstrating that the mines were well managed and met expectations while still maintaining a focus on the safety of our people. 2017 mineral reserves, net of 2017 production, increased by 3.1% to 20.6 million ounces of gold and the reserve grade increased by approximately 7.7%. The Meliadine and Amaruq projects were advanced (both on budget) and Meliadine production is now expected one quarter earlier than previously scheduled. In addition, the Company's pipeline was enhanced with the purchase of the Santa Gertrudis project in Mexico and the agreement to acquire the remaining 50% interest in the Kirkland Lake and Hammond Reef projects not already owned by the Company.

2017 Compensation

Increase in Long-Term incentive value driven by share price increase

        At the beginning of 2013, with the objective of more fully aligning management and shareholders interests in connection with the long term incentive component of compensation, we decided to only grant RSUs (augmented by PSUs beginning in 2016) to the CEO (the President also does not receive grants of Options); senior management would also receive RSUs (and PSUs) and Options, but the awards of Options would be gradually reduced over time (in 2017, officers received, in aggregate, 349,000 Options; 2016 — 504,000 Options; and 2015 — 749,000 Options). Since 2013, the CEO has received a fixed, flat amount of RSUs annually (changed to 50% RSUs and 50% PSUs in 2016). Accordingly, the value of RSU and PSU awards fluctuates with fluctuations in the share price and the increase in value in the RSU and PSU awards between 2016 and 2017, which is the largest component of the compensation increase, is directly tied to the increase in share price between the two periods (RSUs and PSUs are purchased in the market and are non-dilutive). In 2017, 55% of the total compensation of the Named Executive Officers was comprised of the value of the long term incentive awards.

Annual Incentive Compensation decrease for CEO

        Despite the strong performance in 2017 (record production and safety performance, strong cost controls, increase in reserves and reserve grade, execution on development projects and increase in project pipeline), we continue to take a measured approach when setting management compensation. For instance, we reduced the annual incentive compensation of the CEO in 2017 by approximately 15% as compared to 2016, to reflect that share price performance in 2017 was relatively flat.

Reducing impact of Options on dilution

        We see Options as a key component of a long term incentive program but are mindful of the importance of controlling share dilution, and have been gradually reducing the aggregate amount of Option awards, even while increasing the number of employees receiving them; in 2017, 2,018,140 Options were granted to 209 employees (2016 — 2,160,075 Options were granted to 196 employees; 2015 — 3,068,080 Options were granted to

192 employees). The impact of Options on dilution over the past three years has significantly decreased: 2017 — 2,018,140 Options granted with a weighted average of 230,251,876 Shares outstanding — 0.9%; 2016 — 2,160,075 Options over 222,736,595 Shares — 1.0%; 2015 — 3,068,080 Options over 216,167,950 Shares — 1.4% — for a 36% decrease in dilution impact.

Amendment to PSU Plan — Cap on TSR

        We amended the PSU Plan in late 2017 to provide that notwithstanding the rank of the Company to its peers within the relative total shareholder return component, should the absolute shareholder return for the Company be negative, the PSU award for this metric would be capped at a maximum amount of 100% (see PSU Plan on page 41 of this Circular). PSUs will vest for the first time in late 2018.

Conclusion

        We understand that compensation programs are not static and we will continue to review and consider other metrics which could potentially be used as factors when assessing and evaluating performance in the context of compensation adjustments and awards.

        The Board and Compensation Committee believe that the compensation practices of the Company achieve the objectives of "pay-for-performance" and "alignment with shareholders". The Board and management remains committed to delivering superior performance in a challenging environment, for the benefit of you, our owners.

        We trust that you agree with our approach and we look forward to continuing to deliver value to you.

Robert Gemmell (Chair)	Martine Celej	J. Merfyn Roberts	Howard Stockford

Compensation Discussion & Analysis

        A key compensation objective of the Company is that compensation should be aligned with performance. In 2017, the Company, among other things,:

  •
  produced 1,713,533 ounces of gold — a record annual amount and the sixth consecutive year in which gold production exceeded the original guidance for the year;

  •
  produced these ounces at total cash costs per ounce of $558 (below original guidance of total cash costs per ounce of between $595 and $625);

  •
  gold reserves increased by 3.1% to 20.6 million ounces and the grade of the reserves increased by approximately 7.7%;

  •
  while measured and indicated mineral resources decreased by approximately 2.6% (primarily due to conversion to mineral reserves), the grade of these mineral resources increased;

  •
  work on the Meliadine and Amaruq projects advanced to the extent that production from Meliadine is now expected in the second quarter of 2019 (a key component to enable the Company to achieve the objective of producing 2 million ounces of gold in 2020);

  •
  entered into an agreement to acquire the remaining 50% of the Kirkland Lake and Hammond Reef projects not already owned by the Company;

  •
  Kittila shaft approved for construction; and

  •
  achieved record safety performance.

        The Compensation Committee begins to review corporate and management performance in October of each year and, after several meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation adjustment recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, compensation adjustments are made as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long term incentive grants (RSUs, PSUs or Options) relating to performance in the current year are awarded early in January of the next calendar year.

Compensation Program Philosophy

        The executives of the Company have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  align the interests of management with the interests of the Company's shareholders;

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business; and

  •
  provide a strong incentive to achieve the Company's goals.

Elements of Compensation

        The compensation paid to the Company's officers has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation that may consist of grants of RSUs, PSUs and Options as well as optional participation in the Incentive Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer, as applicable, for each officer other than the Vice-Chairman and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on the compensation of the Company's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

        In 2017, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group and surveys provided by different compensation firms, notably the 2017 Mercer Mining Industry Compensation Survey "Mining Industry Salary Survey — Corporate Report" (the "Mercer Mining Survey"). This market information, among other things, was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments and the bonuses for the Company's officers.

        The Compensation Committee has retained Meridian Compensation Partners ("Meridian") as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2017 included advice in connection with director compensation benchmarking, governance practices and trends, market practices relating to annual incentive plan design and CEO market compensation data.

        The Compensation Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation services. The aggregate fees related to the executive and directors compensation services paid to Meridian for the past two years were:

Executive Compensation-Related Fees

Type of Work	2017(1)	2016(2)
Services related to executive and director compensation	$29,371	$17,748
All other fees	nil	nil
Total	$29,371	$17,748

(1)
The values for 2017 were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
The values for 2016 were converted to US$ using the 2016 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7548.

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in or encourage behavior that is inconsistent with the goals and objectives of the Company.

        During 2015, the Compensation Committee considered the implications of the risks (with specific regard to retention) associated with the Company's compensation policies and practices and looked at the long-term incentive structure for the Company's executives and determined that PSUs should be added as a significant element in the long-term incentive component of executive compensation going forward. Accordingly, the initial grant of PSUs was made to Company executives in January, 2016.

        All directors and executives of the Company are prohibited from short-selling and trading in derivatives of the Company's securities.

        A description of the retirement benefits made available to the Company's executives is set out under "Pension Plan Benefits" beginning on page 47 of this Circular.

Industry Positioning and Competitive Environment

        The Company is continuing to experience changes in production, mineral reserves, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company continues to work strategically to upgrade its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality, experienced executive management team that works together to create value for its shareholders.

        With the volatility in the gold industry, the competition for high quality executive talent remains intense. The Company competes for executive talent primarily with other North American gold mining companies. In response, the Company has strived to, and needs to continue to, create an environment where employees want to work and take on increasing responsibility. Retaining certain key executives of the Company, who may have otherwise been receptive to other employment opportunities, has been particularly important in the context of the Company's execution of it strategic plans.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on achieving corporate objectives. In this regard, the compensation policy aims to target competitive base salaries paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company.

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the executives' individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while aligning the interests of management with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size as the Company. In its internal survey, the Company reviewed the 2017 publicly available information of nine gold mining companies: Barrick Gold Corporation, Centerra Gold Inc., Eldorado Gold Corporation, Goldcorp Inc., IAMGOLD Corporation, Kinross Gold Corporation, New Gold Inc., Newmont Mining Corporation and Yamana Gold Inc. The information reviewed reflected actual compensation paid in 2016.

        The factors for selecting the companies in the internal survey generally included: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the company is listed on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-eighth to two times that of the Company (the Company's market capitalization ranked fourth out of the nine companies in the peer group survey as at December 31, 2017). The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes.

        The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 47 Canadian mining companies as at April 1, 2017. Of these 47 companies, only a minority had NYSE listings and only six were larger than the Company, as measured by market capitalization.

        The information from the Company's internal survey was used to test and validate the position for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers of the Company (the "Named Executive Officers") and was adapted to reflect the compensation of the executive officers of the Company, while the information from the external survey was used to verify that the results of the internal survey are consistent with North American industry standards.

Annual Incentive Compensation

        Annual incentive compensation for the Company's Named Executive Officers is based on the Company's performance. The evaluation of the Company's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. Target incentive levels are defined as percentages of base salary. These percentages vary by role in the Company and the final result may equal 0% to 250% of the target incentive based on the Named Executive Officer's achievement of his or her individual objectives.

        For 2017, based on the level of achievement of the Company's goals established for the year, the Compensation Committee rated the Company's performance at 93%.

        All of the recommended entitlements are consistent with the annual incentive policy and, in turn, the Company's compensation policy.

2017 CORPORATE OBJECTIVES AND RESULTS

        The following sections summarize the Company's 2017 performance relative to its key objectives in five major areas. A performance score was calculated for each of the areas to arrive at an overall score for corporate performance that was used in the annual incentive calculations.

        Although 2017 remained challenging because of a volatile gold price, the Company met or exceeded many of its operational and corporate objectives. More importantly, not only did gold production exceed guidance for the sixth consecutive year, the Company did this while achieving record safety performance. This demonstrated that the mines were well managed and exceeded expectations while still making safety a top priority. In addition, total cash costs per ounce of gold and all-in sustaining costs per ounce were below guidance, gold reserves increased by 3.1% (gold reserve grades increased by 7.7%), the Meliadine and Amaruq projects advanced (both on budget) with Meliadine production now expected one quarter earlier than previously scheduled and the project pipeline was enhanced with the purchase of Santa Gertrudis and the agreement to purchase the remaining 50% interest in the Kirkland Lake and Hammond Reef projects not already owned by the Company.

        As a result, the Company is positioned for steady gold production and costs over the next few years while progressing towards its objective of producing 2 million ounces of gold in 2020.

HEALTH, SAFETY & CORPORATE SUSTAINABILITY PERFORMANCE

        Improve Combined Lost Time Injury Frequency below 1.25 and continue to enhance the Company's safety culture.

        This objective was met.

  •
  The Lost Time Injury Frequency was 0.89, well below the target rate of 1.25.

  •
  This is an improvement over the prior year's injury frequency rate of 1.04 and historically is the Company's best performance. It is the seventh year in a row that this rate has improved.

  •
  The number of combined accidents (lost time accident and light duty assignment) was 95, less than in 2016 even with approximately 800 more employees. At December 31, 2017, the Company (including operations at the Canadian Malartic mine) had 9,188 employees, reflecting permanent, temporary and contract status.

  •
  41 lost time accidents in 2017 (40 in 2016).

  •
  1,753 lost days in 2017 (1,986 in 2016).

  •
  The Company recorded 14 "perfect weeks" (weeks without any accident — lost time accident or light duty assignment), in 2017 (15 in 2016).

        This record safety performance was achieved while increasing the mining and processing rate at many of the Company's mines. This demonstrated that even with the increased activity level, the Company's employees made it a priority to create a safe working environment for themselves and their coworkers. In late 2016, there was a fatality of a contractor at the Kittila Mine in Finland. This unfortunate event occurred after the performance evaluations and compensation adjustments for 2016 had been calculated and, in some instances, awarded. Accordingly, that factor was considered when the 2017 corporate performance and compensation adjustments were determined. The fatality was included in the 1.04 Lost Time Injury Frequency rate for 2016.

  Performance score was 10 out of 15.

OPERATING/FINANCIAL PERFORMANCE (US$ except where noted)

        Gold production exceeded guidance (guidance was raised twice during 2017) and total cash costs per ounce of gold and all-in sustaining costs per ounce of gold were below guidance due to solid operating performance, strong cost control initiatives at all mines and a positive impact from foreign exchange rates.

        A performance score for operating/financial performance was 48 out of 50 for 2017.

•
Achievement of the 2017 Business Plan (Guidance)

	2017 Actual		2017 Guidance(1)

Payable production(2)

Gold (ounces)	1,713,533		1,555,000

Minesite costs per tonne(2)

LaRonde mine (C$)	106		115

Lapa mine (C$)	121		134

Goldex mine (C$)	33		38

Meadowbank mine (C$)	74		73

Canadian Malartic mine (C$)	25	(3)	24	(3)

Kittila mine (Euros)	77		78

Pinos Altos mine	49		55

Creston Mascota deposit at Pinos Altos	13		17

La India mine	9		11

Total cash costs per ounce of gold produced on a by-product basis(2):

LaRonde mine	406		510

Lapa mine	755		1,002

Goldex mine	610		667

Meadowbank mine	614		683

Canadian Malartic mine	576		578

Kittila mine	753		728

Pinos Altos mine	395		474

Creston Mascota deposit at Pinos Altos	575		812

La India mine	580		583

 (1)    From the Company's February 15, 2017 press release.

 (2)    As defined in the Company's 2017 Annual Report.

 (3)    Includes the 5% NSR.

  Performance score 25 out of 25.

  •
  Achieve Capital Expenditures Budget for all Projects

        Capital expenditures amounted to $874.9 million in 2017, compared with a budget of $859.4 million, reconciled as follows:

Budgeted 2017 Capital Expenditures	$859.4 million

Northern Business — Sustaining Capital Expenditures	$4.8 million

Northern Business — Growth Capital Expenditures	$10.4 million

Southern Business — Sustaining Capital Expenditures	$(7.2) million

Southern Business — Growth Capital Expenditures	$7.5 million

Actual 2017 Capital Expenditures	$874.9 million

        The increase from guidance in the Northern Business was primarily due to accelerated spending at Meliadine, based on the progress made during the year (including cladding and roofing completed in the mill facility, multi-service building and powerhouse) which has now positioned the project for anticipated production in the second quarter of 2019, one quarter earlier than previously forecast. In the Southern Business, the decrease in sustaining capital expenditures was primarily due to deferred expenditures on mobile equipment and underground infrastructure, (optimization of pump system and electrical substation), and the increase in growth capital expenditures substantially related to additional development at Pinos Altos, construction of Bravo at Creston Mascota, the Mar de plata concession acquisition; the power line project start up and the leach pad expansion at La India.

  Performance score 10 out of 10.

•
Financial Risk Management

        In 2017, the Company's balance sheet was significantly improved and the Company's investment grade credit rating was maintained. On March 31, 2017, the Company raised approximately $220 million through the issuance of shares to an institutional investor and on May 5, 2017, the Company closed a $300 million private placement of guaranteed senior unsecured notes (the "2017 Notes"), which, on issuance, had a weighted average maturity of 10.9 years and a weighted average yield of 4.67%. Proceeds were used for general corporate purposes. Financial flexibility was enhanced by these transactions.

  Performance score 5 out of 5.

•
Return on Equity

        The Company's 2017 return on equity (net income for the period divided by total equity as at the period end date) was 4.9%, compared with an anticipated return on equity of 0.8%, due primarily to a sizeable increase in payable gold production and strong control of unit costs. While the 4.9% return on equity is well above internal budget expectations, it remained below our long-term return on equity targets of 8-10%.

  Performance score 8 out of 10.

GOLD RESERVE GROWTH

        Focus on developing and expanding the Company's mineral inventory base at existing mines and at advanced exploration projects (Amaruq, El Barqueno, Odyssey/Canadian Malartic, Barsele and Santa Gertrudis). Maintain a mineral reserve and mineral resource base of approximately 50 million ounces of gold (with an allocation of between approximately 20 million ounces of mineral reserve and 30 million ounces of mineral resources).

        The Company has one of the highest reserve gold grades among its North American peers, with 2017 year-end proven and probable mineral reserves of approximately 20.6 million ounces of gold (257 million tonnes of ore grading 2.49 grams per tonne ("g/t") of gold) a 3% increase in ounces and the grade of the reserves increased by 7.7%.

        Some of the Highlights from 2017 included:

  •
  initial mineral reserves at Amaruq declared — approximately 2.4 million ounces of gold (20.1 million tonnes at 3.67 g/t);

  •
  Meliadine mine project mineral reserves increased by 260,000 ounces of gold to 3.7 million ounces (16.1 million tonnes at 7.12 g/t);

  •
  Goldex Deep 1 project mineral reserves increased by approximately 138,000 ounces of gold (3.5 million tonnes at 1.24 g/t);

  •
  initial mineral reserves of 100,000 ounces of gold at Bravo (2.0 million tonnes at 1.57 g/t) and 100,000 ounces of gold at Sinter (1.6 million tonnes at 1.9 g/t); and

  •
  measured and indicated mineral resources decreased by approximately 3% (primarily due to the successful conversion of resources to reserves) but mineral reserve grade increased.

  Performance score 15 out of 15.

CONSTRUCTION OF MELIADINE AND AMARUQ

        Initiate the construction of both the Meliadine and Amaruq projects, to be on schedule and within budget. Maintain projected 2019 start dates and design operating and performance parameters.

  Meliadine project update:

  All of the 2017 main construction milestones were achieved, including all key buildings were closed in on schedule and were available for interior work during the winter months; the sealift was executed as planned, including construction of the laydown facility and fuel tanks at Rankin Inlet; the 13.5 million litre fuel tank was filled in October; and underground mine development advanced and the saline water treatment plant was selected and ordered.

  The development schedule was accelerated by 2 months, adding 45,000 ounces of gold to the 2019 mine plan and the project remains on budget.

  The Life of Mine plan was increased from 5.3 million to 5.7 million ounces of gold, the review of the Phase II acceleration option commenced and the staffing plan and operational readiness plan were on target.

  Amaruq project update:

  The exploration road was completed, ahead of schedule and under budget, the exploration ramp infrastructure construction was started, the long haul truck prototypes were received (and testing started) and exploration confirmation drilling was well advanced.

  The project received NIRB approval, an additional 60,000 ounces of gold over the next five years were added to the Life of Mine plan, the Meadowbank mill is now expected to operate to Q2 2019 (vs Q3 2018) so that the prospect of a mill shutdown is now unlikely and the potential for underground mining continues to be examined.

  Performance score 10 out of 10.

CORPORATE DEVELOPMENT

•
Complete or position the Company to complete a medium to large accretive acquisition; identify and evaluate early to mid-staged candidates for inclusion in the project pipeline.

        Overall, the Company was successful in attaining important objectives that were set for 2017. The primary focus continued to be on positioning the Company for the evaluation and potential acquisition of early to mid-staged projects. In addition, the Company managed key investments in several promising junior mining companies.

        Two of the significant acquisitions in 2017 were the purchase of the Santa Gertrudis project in Mexico and the agreement to acquire the remaining 50% interest in the Kirkland Lake and Hammond Reef projects not already owned by the Company.

  Performance score of 10 out of 10.

        A summary of the calculation of the corporate performance score is outlined in the table below.

Key Performance Measures	Weighting	2017 Score	2016 Score	Comments

Safety	15	10	15	Record performance in 2017 but a fatality occurred at the end of 2016

Operating/Financial Performance	50	48	50	Operations exceeded guidance/Strong balance sheet

Gold Reserve/Mineral Resource Growth	15	15	15	Increased mineral reserves; increase in mineral reserve and mineral resource grades

Construction of Meliadine and Amaruq	10	10	N/A	New measure in 2017 – on track

Corporate Development	10	10	18	Increase in evaluation and opportunity assessments; two successful transactions

Total Score Corporate Performance	100	93	98	Strong Performance

2017 Individual Performance Measures for Named Executive Officers

Sean Boyd — Vice-Chairman and Chief Executive Officer

        In 2017, Mr. Boyd's responsibilities and objectives included setting the Company's strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs, gold reserves and major project completion; developing and executing on corporate goals and objectives; oversight of acquisition/divestiture initiatives and representing the Company before stakeholders.

        Mr. Boyd's accomplishments relating to 2017 included:

  •
  annual gold production of 1,713,533 ounces exceeded guidance (guidance increased twice during the year);

  •
  achieved record safety performance (Lost Time Injury Frequency of 0.89, below target rate of 1.25);

  •
  gold reserves increased by 3.1%, gold reserve grades increased by 7.7% and measured and indicated mineral resources grades increased;

  •
  total cash costs per ounce of $558 and all-in sustaining costs per ounce of $804 were below guidance;

  •
  Meliadine and Amaruq projects advanced and both on budget; Meliadine production expected one quarter earlier than previously scheduled;

  •
  agreement to acquire the remaining 50% interest in the Kirkland Lake and Hammond Reef projects not already owned by the Company;

  •
  recognized by the Harvard Business Review in a November 2017 article which identified the 100 best-performing CEOs in the world; and

  •
  received the IR Magazine award for 2017 as the best CEO in the large market capitalization category and was named the 2017 Mining Person of the Year by The Northern Miner.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        In 2017, Mr. Smith's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions, oversight of the investor relations program and representing the Company before stakeholders.

        Mr. Smith's accomplishments in 2017 included:

  •
  cash balances increased by $96 million, year over year, in spite of high capital expenditures related to near-term production growth;

  •
  issued $300 million in notes at attractive interest rates;

  •
  maintained a stable investment grade credit rating;

  •
  no issues pertaining to the financial statements;

  •
  strengthened the Financial Planning and Analysis function; and

  •
  led strong, award-winning investor relations program.

Ammar Al-Joundi, President

        In 2017, Mr. Al-Joundi's objectives included supporting the Chief Executive Officer and senior executives in designing and executing strategy, facilitating co-ordination and communication between the various business units to promote the effective execution of strategy and representing the Company before stakeholders.

        Mr. Al-Joundi's accomplishments in 2017 included:

  •
  working with the business strategy group to develop and track strategic priorities, and capital allocation program;

  •
  facilitating overall co-ordination and communication between various business groups to move high level strategic priorities forward;

  •
  supporting the Chief Financial Officer and finance group with respect to capital markets matters and financing alternatives; and

  •
  working with the advanced projects team to enhance project economics and ensure quality execution.

Yvon Sylvestre — Senior Vice-President, Operations — Canada and Europe

        In 2017, Mr. Sylvestre's objectives included overseeing the effective operation of the Northern Business Unit and executing the business plan, establishing a cost reduction strategy and continuous improvement process, pursuing life-of-mine and budgeting process improvements and ensuring operation and optimization of each operation division.

        Mr. Sylvestre's accomplishments in 2017 included:

  •
  Northern Business Unit mines exceeded gold production guidance at total cash costs per ounce below guidance;

  •
  Meliadine and Amaruq projects advanced on budget; Meliadine production expected one quarter earlier than previously scheduled;

  •
  optimization of LaRonde, Goldex, Canadian Malartic and Kittila mines continued; and

  •
  Lapa production extended into 2018.

Jean Robitaille — Senior Vice-President, Business Strategy and Technical Services

        In 2017, Mr. Robitaille's objectives included overseeing the business strategy and technical services business unit, focusing on the business strategy alignment and improved accountability for key initiatives related to the strategic plan, enhanced monitoring and follow-up of the Capital Allocation Process, the optimization of the analysis, efficiency and predictability of budget and long term planning, provision of technical support to all business units as well as spearheading the innovation platform.

        Mr. Robitaille's accomplishments in 2017 included:

  •
  improved the understanding of the Company vision and strategy at various leadership levels of the Company;

  •
  supported senior management on defining actionable items to ensure follow-up on the Company strategy and implemented strategic updates to inform and measure progress;

  •
  integration of the Capital Allocation Process and cost control within growth projects;

  •
  integration of more in depth technical reviews into the enhanced life of mine and budget processes allowing for an improved overall business performance;

  •
  provided technical support to Amaruq, Meliadine, Kittila, Akasaba, LaRonde 3 and Sinter projects; and

  •
  directed innovation efforts in various areas such as ore sorting, energy and automation, opportunity identification and value creation.

Executive Incentive Compensation Recoupment Policy

        The Company has adopted a recoupment policy (the "Recoupment Policy") to assist in the management of compensation related risk. Under the Recoupment Policy, the CEO and each executive that reports directly to the CEO (which includes the Chief Financial Officer, each an "Executive"), is subject to having their annual incentive compensation clawed back in circumstances where the financial statements of the Company are restated and the Executive has engaged in gross negligence, intentional misconduct or fraud which caused or contributed to such restatement.

Long-Term Incentive Compensation — RSUs, PSUs and Options

        RSUs, PSUs and, for officers other than the CEO and President, Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long term. Grants of RSUs, PSUs and Options are based on four factors:

  •
  the officer's performance;

  •
  the officer's level of responsibility within the Company and ability to create or enhance future value for shareholders;

  •
  the number and value of RSUs and PSUs and the number and exercise price of Options previously issued to the officer; and

  •
  the Company's performance and past practices.

        The purpose of long-term incentive awards are primarily to align management's long term interest with that of shareholders and to retain key management. The Compensation Committee believes direct ownership of shares more fully aligns management and shareholder interests and awards only RSUs and PSUs to the CEO and the President and has began a process of gradually allocating a greater proportion of RSU and PSU awards (compared to Option grants) to other members of senior management, to achieve this objective.

        Long-term incentives for officers and key employees are provided through RSUs, PSUs and Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively, and which vest as described in the paragraph below.

        Long-term incentives are an integral part of the compensation strategy of the Company. The internal compensation survey, described above, compares the number of RSUs, PSUs and Options issued to the Company's executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs, PSUs and Options issued to the executives of the Company are generally in line with industry averages. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 4,663,200 Options as at March 12, 2018). Absent other circumstances, the Compensation Committee's policy is to recommend to award:

(i) RSUs and PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs and the PSUs were granted and; (ii) Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the date of the Option grant. Options have a maximum term of five years from the grant date.

        The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value this individual can contribute to the future success of the Company and long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve, it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs and PSUs as soon as practicable at the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 40 to 44 of this Circular. The Company has also adopted executive common share ownership policies: the CEO is required to have or own at least 125,000 common shares or RSUs of the Company. Mr. Boyd, the current CEO of the Company, meets this share ownership requirement. A new CEO would have five years after being appointed to that position to comply with this provision. The President is required to have or own at least 90,000 common shares or RSUs of the Company, Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. The President, Senior Vice-Presidents and Vice-Presidents of the Company have five years from the date of appointment, to meet this common share ownership requirement.

        The following list sets out each officer's holdings of common shares and RSUs of the Company as at March 12, 2018:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	269,979
Ammar Al-Joundi, President	140,974
David Smith, Senior Vice-President, Finance and Chief Financial Officer	89,388
Donald G. Allan, Senior Vice-President, Corporate Development	74,859
Alain Blackburn, Senior Vice-President, Exploration	44,012
Louise Grondin, Senior Vice-President, Environment, Sustainable Development and People	66,483
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	75,054
Marc Legault, Senior Vice-President, Operations — USA and Latin America	70,323
Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services	102,695
Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe	47,876

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2012 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2017 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2012 would be worth during the five years following the initial investment.

Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

Note:

(1)
Assumes reinvestment of dividends of $0.88 paid in 2013; $0.32 paid in each of 2014 and 2015; $0.36 paid in 2016 and $0.41 paid in 2017.

        The price of the Company's common shares has outperformed the S&P/TSX Global Gold Index and underperformed the S&P/TSX Composite Index during the five-year period ended December 31, 2017. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the CEO decreased with decreased share price performance in 2013, decreased despite the increased share price performance in 2014 and increased with the increased share performance in each of 2015, 2016 and 2017. A substantial element of Named Executive Officer compensation (an average of approximately 55%) is comprised of long term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see "Long-Term Incentive Compensation — RSUs, PSUs and Options").

Compensation of Officers

        The officers of the Company are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Ammar Al-Joundi, President

  •
  David Smith, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Louise Grondin, Senior Vice-President, Environment, Sustainable Development and People

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Operations — USA and Latin America

  •
  Jean Robitaille, Senior Vice-President, Business Strategy and Technical Services

  •
  Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe

        The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company, measured by total compensation earned during the fiscal year ended December 31, 2017.

Summary Compensation Table(1)

							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(3)	Share- Based Awards (RSUs)(4)	Share- Based Awards (PSUs)(5)	Option- Based Awards(6)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(7)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd	2017	1,194,740	—	2,244,955	2,244,955	—	3,221,944	n/a	781,691	19,550	9,707,835
Vice-Chairman and	2016	1,169,940	—	1,390,719	1,390,719	—	3,793,764	n/a	345,932	19,106	8,110,180
Chief Executive Officer	2015	1,173,000	—	2,182,562	—	—	3,010,700	n/a	344,213	40,078	6,750,552
David Smith	2017	501,020	23,124	673,487	673,487	502,253	470,188	n/a	145,681	23,034	3,012,273
Senior Vice-President, Finance	2016	452,880	21,134	347,680	347,680	435,218	449,106	n/a	135,298	22,300	2,211,296
And Chief Financial Officer	2015	437,920	20,332	392,861	—	472,133	381,616	n/a	122,930	30,909	1,858,701
Ammar Al-Joundi(8)	2017	655,180	30,061	1,459,221	1,459,221	n/a	763,092	n/a	212,741	20,321	4,599,836
President	2016	588,744	28,305	834,431	834,431	—	700,454	n/a	193,380	18,317	3,198,063
	2015	428,596	21,430	721,982	—	—	531,760	n/a	144,054	16,482	1,864,304
Yvon Sylvestre(9)	2017	423,940	18,885	561,239	561,239	446,447	427,794	n/a	127,760	17,185	2,584,489
Senior Vice-President,	2016	369,852	17,549	305,958	305,958	391,696	380,419	n/a	112,541	16,036	1,900,009
Operations — Canada and Europe	2015	363,630	16,930	371,036	—	453,247	355,028	n/a	107,799	27,084	1,694,754
Jean Robitaille	2017	377,692	18,384	493,890	493,890	446,447	343,006	n/a	108,105	22,711	2,304,125
Senior Vice-President,	2016	360,040	17,549	305,958	305,958	391,696	317,771	n/a	101,672	21,296	1,821,939
Business Strategy and Technical Services	2015	363,630	17,595	466,650	—	453,247	304,980	n/a	100,292	20,464	1,631,243

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The values for 2017 were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708. The values for 2016 were converted to US$ using the 2016 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7548. The values for 2015 were converted to US$ using the 2015 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7820. The Company reports its financial statements in United States dollars.

(2)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(3)
This represents the Company's contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan.

(4)
These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of RSUs granted by $C58.25 (2016 — $C36.85; 2015 — $C27.91) being the "Market Price" of the Company's common shares as provided for in the RSU Plan. Management uses "Market Price" calculations to assess the estimated value of RSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 18(c) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2017).

(5)
2016 was the first year that PSUs were granted. These amounts represent the fair value of the PSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of PSUs granted by $C58.25 (2016 — $C36.85); being the "Market Price" of the Company's common shares as provided for in the PSU Plan. Management uses "Market Price" calculations to assess the estimated value of PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 18(d) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2017).

(6)
The value of Option-based awards, being a weighted average of C$14.48 per Option (2016 — $C9.61; 2015 — C$8.05), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model. Options were granted at an exercise price of C$56.45 (2016 — $C36.37; 2015 — C$28.92), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 1.16% (2016 — 0.89%; 2015 — 1.51%) (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.3 years (2016 — 2.5 years; 2015 — 2.7 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 45.0% (2016 — 45.0%; 2015 — 45.0%); and (iv) the dividend yield for the common shares of the Company, which was 1.09% (2016 — 1.33%; 2015 — 1.70%).

(7)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits, extended health coverage and computer-related allowances.

(8)
Mr. Ammar Al-Joundi became President on April 6, 2015.

(9)
Mr. Sylvestre became Senior Vice-President, Operations — Canada and Europe on February 15, 2014; prior to that, he was Senior Vice-President, Operations from February 15, 2012 to February 15, 2014, prior to that he was Vice-President, Construction.

(10)
Mr. Robitaille became Senior Vice President, Business Strategy and Technical Services on February 15, 2014; prior to that he was Senior Vice President, Technical Services and Project Development from February 2008 to February 15, 2014; prior to that he was Vice President, Metallurgy and Marketing.

        In 2017, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $22,208,558 or 2.89% of the cash provided by operating activities of the Company during the year (as compared to $17,518,384 for the 2016 Named Executive Officers, or 3.04%, in 2016).

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the CEO (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the RSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSUs vesting dates are specified in the RSU Plan. RSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted. RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the CEO in his sole discretion (for employees). The value of dividends declared after March 31, 2013 on non-vested RSUs are paid to the participant as a lump-sum amount upon the vesting of the RSUs. For the quarter ended March 31, 2013, dividends declared on non-vested RSUs were used to allocate additional RSUs to the participant with the same vesting and expiry dates as the RSUs in respect of which the additional RSUs were allocated. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant's vested RSU account (net of applicable tax) and may be sold at the request of the participant.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant's non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the CEO (for employees).

        In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.

PSU Plan

        The PSU Plan was established by the Company to assist in the retention of the Company's senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company's shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the PSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs (to a maximum amount of the initial PSU grant) are paid to the participant as a lump-sum payment upon the vesting of the PSUs. Once vested, the common shares purchased by a third-party administration agent on the open market underlying the PSU's are transferred to a participant's vested PSU account (net of applicable tax) and may be sold at the request of the participant.

        PSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the PSUs were granted. After November 20 during the year of vesting, the Compensation Committee determines the "Performance Measurement" that will apply to the PSUs vesting on December 31 of such year. The "Performance Measurement" in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) "Relative Total Shareholder Return Rank", calculated by (a) adding (i) the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last trading day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) "Relative Multiple to NAV Rank", defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company's assets less the value of its liabilities); (3) "Production", determined based on the Company's actual production for a calendar year as a percentage of the annual guidance for production published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year; and (4) "All-In Sustaining Costs", determined based on the Company's actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a 19-company peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant. Notwithstanding the relative rank of the Company within the Relative Total Shareholder Return Rank, should the absolute total shareholder return for the Company be negative, the PSU award for this this metric would be capped at a maximum amount of 100%.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's PSUs vest immediately. If a participant's employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant's non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant's non-vested PSUs will continue to vest following the participant's termination date. If a participant's employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.

        In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, no Option granted under the Plan can vest more quickly than, in equal installments, on the grant date of the Option and on each anniversary of the grant date up to an including the second last anniversary date. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer or consultant to the Company or any subsidiary of the Company; and

  •
  twelve months after the death of the Option holder.

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including, without limitation, amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an "Eligible Assignee", "Eligible Corporation", "Eligible Trust" or "Eligible Person", to permit Options to be granted to any director who is not also an employee or officer of the Company or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2017, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The total number of common shares available for issuance under the Stock Option Plan is 31,300,000 and 21,437,535 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan representing 13.4% and 9.2% of the Company's 233,160,037 common shares issued and outstanding as of March 12, 2018.

        The number of common shares currently available for issuance under the Stock Option Plan is 9,862,465 common shares (comprised of 7,242,852 common shares relating to Options issued but unexercised and 2,619,613 common shares relating to Options available to be issued), representing 4.2% of the Company's 233,160,037 common shares issued and outstanding as at March 12, 2018. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve an increase in common shares reserved for issuance under the Stock Option Plan by 4,400,000 common shares. If this resolution is approved, the number of common shares available for future option grants will be 7,019,613, representing 3.0% of the 233,160,037 common shares issued and outstanding as at March 12, 2018.

        In 2017, officers exercised Options to receive notional proceeds of, in aggregate, $5,226,142 (7 people); ($32,479,829 (10 people) in 2016; $723,284 (6 people) in 2015). In 2017, the Company received proceeds from the exercise of Options by officers in the amount of $9,293,915 ($56,489,357 in 2016; $1,951,839 in 2015). These amounts were originally determined in Canadian dollars and were converted to U.S. dollars using the annual average exchange rates reported by the Bank of Canada of C$1.00 equals US dollars for the following respective years: 2017 — US$0.7708; 2016 — US$0.7548; 2015 — US$0.7820.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2017

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non- Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Sean Boyd(4)	nil	4,468,328	3,221,944
David Smith	1,332,858	804,281	470,188
Ammar Al-Joundi(5)	nil	1,117,057	763,092
Yvon Sylvestre	1,203,608	759,599	427,794
Jean Robitaille	1,203,608	759,599	343,006

(1)
For Messrs. Smith, Sylvestre and Robitaille, the figures shown represent the awarded Options which vested in 2017; the value is calculated as the number of Options which vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$56.45 (January 2, 2017) or C$57.56 (January 4, 2017) or C$63.39 (February 2, 2017), less the applicable exercise price for such Options. The values were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
The figures shown represent the awarded RSUs which vested in 2017; the value is calculated as the number of RSUs which vested multiplied by C$57.97 (the price of the common shares of the Company on the TSX on the vesting date); the values were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(3)
These payments were made in Canadian dollars and are reported in U.S. dollars. The values were converted to US$ using the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(4)
Mr. Boyd does not receive Options.

(5)
Mr. Al-Joundi does not receive Options.

        The following table sets out the outstanding Option and Share-Based awards of the Named Executive Officers as at December 31, 2017.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(2)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	Nil	—	—	nil	200,001	9,252,737	nil
David Smith	27,500	28.92	1/3/2020	1,272,251	55,000	2,544,503	nil
	60,000	36.37	1/2/2021	1,392,693
	45,000	56.45	1/3/2022	777,292
Ammar Al-Joundi	nil	nil		nil	125,000	5,782,961	nil
Yvon Sylvestre	30,000	28.03	1/3/2019	717,629	47,000	2,174,393	nil
	41,000	28.92	1/2/2020	951,674
	54,000	36.37	1/2/2021	932,750
	40,000	56.45	1/3/2022	50,696
Jean Robitaille	25,000	28.03	1/3/2019	598,024	44,000	2,035,602	nil
	62,000	28.92	1/2/2020	1,439,116
	54,000	36.37	1/2/2021	932,750
	40,000	56.45	1/3/2022	50,696

(1)
Option exercise price amounts are in Canadian dollars.

(2)
Based on a closing price of the Company's common shares on the TSX of C$58.04 on December 31, 2017 for the Named Executive Officers. On December 31, 2017, the Bank of Canada exchange rate was C$1.00 equals US$0.7971.

(3)
This amount includes RSUs and PSUs, allocated for each of the Named Executive Officers as follows: Mr. Boyd (100,001 RSUs and 100,000 PSUs), Mr. Smith (27,500 RSUs and 27,500 PSUs), Mr. Al-Joundi (62,500 RSUs and 62,500 PSUs), Mr. Sylvestre (23,500 RSUs and 23,500 PSUs) and Mr. Robitaille (22,000 RSUs and 22,000 PSUs).

        The following table sets out, as at March 12, 2018, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options		Weighted average exercise price of outstanding options (C$)		Weighted average remaining term of outstanding options	Number of securities remaining available for future issuances under equity compensation plans		Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	7,242,852	(1)	$45.70	(2)	3.30 years(3)	3,791,920	(4)	nil	(5)
Equity compensation plans not approved by shareholders	nil		nil		nil	nil		nil

(1)
As at December 31, 2017, the number of securities to be issued on exercise of outstanding Options was 5,857,504.

(2)
As at December 31, 2017, the weighted average exercise price of outstanding Options was C$41.18.

(3)
As at December 31, 2017, the weighted average remaining term of outstanding Options was 2.76 years.

(4)
This number includes the common shares available for issuance under the Stock Option Plan (2,619,613) and the Incentive Share Purchase Plan (1,172,307). As at December 31, 2017, the number of securities remaining available for future issuances under all equity compensation plans was 5,543,970, which included the common shares available for issuance under the Stock Option Plan (4,371,663) and the Incentive Share Purchase Plan (1,172,307).

(5)
As at December 31, 2017, there were no outstanding equity awards other than Options.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant's contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant's behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the "Market Price" on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period).

        There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period participants will have the right to (i) exercise the votes attached to the participant's common shares, (ii) all cash dividends declared and paid in respect of the participant's common shares and (iii) transfer, sell or tender any or all of the participant's common shares pursuant to a bona fide third party take-over bid. The one-year restricted period will commence on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The CEO will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the CEO. The Compensation Committee will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the CEO. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan will not be applicable to U.S. participants.

        A participant's participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the CEO to grant permission to participants (other than the CEO) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee will have the ability to grant permission to the CEO to withdraw from the Incentive Share Purchase Plan in a plan year for which the CEO has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company's common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.

        Examples of amendments to the Incentive Share Purchase Plan that will require shareholder approval include: (i) amendments to the amending provisions, (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan, (iii) amendments to the contribution limits for participants, and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval will include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations, (ii) amendments of a housekeeping nature, (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan, (iv) amendments to change the terms of any financial assistance provided to participants, and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.

        The Company may provide loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant's termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant.

        In 2015, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 7,100,000 common shares. Of the 7,100,000 common shares approved, the Company has, as at March 12, 2018, 1,172,307 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.5% of the common shares issued and outstanding as of March 12, 2018.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee's pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive's account an amount equal to 15% of the executive's pensionable earnings for the year (including salary and annual incentive compensation), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive's account a notional investment return equal to the balance of such executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the executive's employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "Executives Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Basic Plan. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table(1)

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(3)
Name	Number of Years of Service(2)	At Year End(2)	At age 60		Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	32	731,875	796,468	11,070,846	761,473	1,268,197	13,100,517

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
As at December 31, 2017.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2017.

(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of — year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 16 to the Company's annual audited consolidated financial statements for the year ended December 31, 2017.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2017.

Defined Contribution Plan Table — Basic Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	577,070	20,218	53,934	651,223
David Smith	264,526	20,218	22,728	307,472
Ammar Al-Joundi	42,405	20,218	4,173	66,796
Yvon Sylvestre	223,320	20,218	19,443	262,982
Jean Robitaille	437,682	20,218	48,101	506,001

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
Includes the total amount contributed by the Company to the member's account during 2017.

(3)
Includes all investment income earned on the member's account balances during 2017.

Defined Contribution Plan Table — Supplemental Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(4)	nil	nil	nil	nil
David Smith	688,775	125,463	14,809	829,046
Ammar Al-Joundi	302,608	192,523	6,506	501,637
Yvon Sylvestre	433,604	107,542	9,322	550,468
Jean Robitaille	652,061	87,887	14,019	753,967

(1)
These amounts are initially provided in Canadian dollars and then converted into US$ based on the 2017 annual average exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

(2)
Includes the total amount notionally credited by the Company to the member's account during 2017. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member's notional account balances during 2017.

(4)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executives that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2017 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation (averaged over the preceding two years but not including Options, RSUs or PSUs) and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2017, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows: Mr. Boyd — $9,615,773; Mr. Smith — $1,977,730; Mr. Al-Joundi — $2,859,875; Mr. Sylvestre — $1,722,117 and Mr. Robitaille — $1,476,787. These amounts were initially calculated in Canadian dollars and then converted into US$ based on the December 31, 2017 annual exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7708.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The CEO prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the CEO;

  (b)
  reviewing and approving the CEO's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent CEO or any of his direct reports; and

  (d)
  ensuring that the CEO has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Administrators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under SOX and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2017 to December 31, 2018 is C$1,025,268. The policies provide coverage of up to C$160 million per occurrence to a maximum of C$160 million per annum. There is no deductible for directors and officers and a C$2,000,000 deductible for each claim made by the Company (C$2,500,000 million deductible for United States securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces and territories of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company's most recently completed financial year is provided in the Audited Annual Financial Statements and Management's Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2017;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2017; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Information Form which may be obtained as described above.

General

        Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 12, 2018

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

(This page has been left blank intentionally.)

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board currently consists of twelve directors; however, Messrs. Stockford and Voutilainen will not be standing for re-election and the number of directors to be elected at the Meeting will be ten. The Board has made an affirmative determination that nine of the ten directors to be considered for election at the Meeting are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and RSU grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company.

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2017, the Board met without management at each Board meeting, being eight separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2017, can be found on pages 8 to 12 of the Circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice — Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-Presidents responsible for operational matters report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate can be accessed through the Company's website under "About Agnico — Governance — Board Mandate" at www.agnicoeagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms, as well as copies of the Company's other corporate governance policies, strategic and financial plans, and the Company's most recent continuous disclosure filings. A copy of such materials is given to each director and updated periodically.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year.

        For instance, during 2017, in addition to the quarterly Board and Committee meetings where comprehensive updates are provided, the Board (with the exception of Mr. Stockford) attended a two day site visit (October 23 and 24) to Val D'or (tours of the Goldex, Canadian Malartic and LaRonde sites and facilities, meetings with local community leaders and presentations by mine management) and attended a full day of management presentations on strategic matters, the status of projects, technical matters, innovation initiatives and leadership development programs on December 13, 2017. Periodic briefings, site visits and development sessions also underpin and support the Board of Directors' work in monitoring and overseeing progress towards the Company's objectives and strategies and assist in continuously building directors' knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within our business and operating segments, as well as developments within the markets and mining industry within which we operate.

        Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board's committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice- President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in the Circular under "Board of Directors Governance Matters". Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" in the Circular and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Leiderman, Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Sokalsky are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors" in the Circular. Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors" in the Circular. The Audit Committee met five times in 2017.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej, Mr. Roberts and Mr. Stockford). The Compensation Committee met six times in 2017.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option, restricted share unit ("RSU"), performance share unit ("PSU") and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan, RSU Plan and PSU Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Board considers Messrs. Gemmell and Stockford particularly well- qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Stockford as a former senior executive of an international mining company (where part of his duties included input on the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Voutilainen (Chair), Ms. Celej and Mr. Sokalsky). The Corporate Governance Committee met four times in 2017.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee is comprised of three directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Mr. Nasso and Mr. Stockford). The Health, Safety, Environment and Sustainable Development Committee met four times in 2017.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee be unrelated and independent.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors participates in a detailed annual assessment of the Board and Board committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

APPENDIX B

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Stock Option Plan of the Company is hereby amended to increase the maximum number of common shares issuable upon exercise of options by 4,400,000 from 31,300,000 to 35,700,000.

2.
the Stock Option Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C

AMENDED AND RESTATED STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico Eagle Mines Limited (the "Corporation") by officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

        "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

        "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

        "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

        "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

        "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

        "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

        "Eligible Person" means, subject to all applicable laws, any employee or officer of or Consultant to the Corporation or any subsidiary of the Corporation or a Grandfathered Director;

        "Grandfathered Director" means any director of the Corporation who is not otherwise an employee or officer of the Corporation and who holds unexercised options granted to the director under the Plan prior to July 1, 2011;

        "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

        If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

        "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

        "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

        "NYSE" means the New York Stock Exchange;

        "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

        "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

        "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

        "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

        "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 35,700,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation; and

  (b)
  notwithstanding section 4(a),

  (i)
  the number of Shares which may be issuable to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

  (ii)
  the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan to Eligible Persons (other than Grandfathered Directors) as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading. For certainty, no options can be granted under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation and all Grandfathered Directors shall cease to participate in the Plan effective immediately on the exercise or expiry of all outstanding options held by the Grandfathered Director.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  twelve months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a Grandfathered Director, four years from the date of the Grandfather Director's retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations:    The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a Grandfathered Director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non- Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.   Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.   Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.   Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

  (v)
  any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

  (vi)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

  (vii)
  amendments necessary to suspend or terminate the Plan; or

  (viii)
  any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option;

  (iv)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan;

  (v)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

  (vi)
  permit the granting of options under the Plan to any director of the Corporation who is not otherwise an employee or officer of the Corporation; or

  (vii)
  grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

APPENDIX D

RESOLUTION APPROVING AMENDED AND RESTATED BY-LAWS

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the "Amended and Restated By-Laws of Agnico Eagle Mines Limited (By-Law No. 1 (As Amended))", in the form adopted by the Board of Directors of the Company on March 23, 2018 and attached as Appendix E to this Circular, being by-laws relating generally to the transaction of the business and affairs of the Company, is hereby confirmed; and

2.
any officer or director of the Company is hereby authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts and things as may be necessary or desirable to give effect to this resolution.

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APPENDIX E

AMENDED AND RESTATED BY-LAWS OF THE COMPANY

BY-LAW NO. 1 (AS AMENDED)

  This by-law relates generally to the transaction of the business and affairs of Agnico Eagle Mines Limited (the "Corporation").

Contents

One	—	Interpretation
Two	—	Business of the Corporation
Three	—	Borrowing and Security
Four	—	Directors
Five	—	Committees
Six	—	Officers
Seven	—	Protection of Directors, Officers and Others
Eight	—	Shares
Nine	—	Dividends and Rights
Ten	—	Meetings of Shareholders
Eleven	—	Notices
Twelve	—	Effective Date

        The following by-law is enacted as a by-law of the Corporation.

SECTION 1
INTERPRETATION

1.1   Definitions

  In this by-law and in all other by-laws of the Corporation the following terms shall have the meanings set out below:

    "Act" means the Business Corporations Act (Ontario), including the regulations made thereunder, as amended from time to time, or any statute or regulations that may be substituted therefore and, in the case of such substitution, any references in the by-laws to provisions in the Act or regulations shall be read as references to the substituted provisions therefore in the new statute or regulations, as amended from time to time;

    "appoint" includes "elect" and vice versa;

    "board" means the board of directors of the Corporation;

    "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force;

    "cheque" includes a bank draft and a money order;

    "committee" means a committee of directors appointed by the board;

    "Corporation" means Agnico Eagle Mines Limited;

    "director" means a member of the board, except as otherwise expressly provided;

    "independent director" means a director who is independent for purposes of the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading;

    "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

    "non-business day" means any day that is a Saturday, Sunday or any other day that is a holiday as defined in the Retail Business Holidays Act (Ontario), and in any statute that may be substituted therefore, as amended from time to time;

    "officer" means an officer of the Corporation, except as otherwise expressly provided;

    "recorded address" means:

    (a)
    in the case of a shareholder, such person's latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding or the first address so appearing, if there is more than one;

    (b)
    in the case of an officer or auditor of the Corporation, such person's address as shown in the records of the Corporation; and

    (c)
    in the case of a director, such individual's latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation under the Corporations Information Act (Ontario), and any statute that may be substituted therefore, as amended from time to time, whichever is the more current;

    "shareholder" means a shareholder of the Corporation, except as otherwise expressly provided; and

    "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

1.2   Principles of Interpretation

        Except for the terms defined in section 1.1, terms defined in the Act have the same meaning when used in this by-law.

        Words importing the singular number include the plural and vice versa. Words importing gender include the masculine, feminine and neuter genders.

SECTION 2
BUSINESS OF THE CORPORATION

2.1   Registered Office

        The registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Corporation's articles and thereafter as the shareholders may from time to time determine by special resolution. The location of the registered office in such municipality or geographic township shall be the location determined from time to time by the board.

2.2   Corporate Seal

        The Corporation may have a corporate seal. If a seal is adopted it shall be in a form approved from time to time by the board.

2.3   Financial Year

        Until changed by the board, the financial year of the Corporation shall end on December 31 in each year.

2.4   Execution of Instruments

        Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by, the chief executive officer, the president or any other officer or any director, or in such other manner as the board may determine. The board or the signing authority may from time to time direct the manner in which, and the person or persons by whom, any particular instrument or class of instruments may or shall be signed. Any signing authority may affix the corporate seal to any instrument requiring the seal.

2.5   Banking Arrangements

        The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies and/or other persons as may from time to time be designated by, or under the authority of, the board. Such banking business, or any part thereof, shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6   Voting Rights in Other Bodies Corporate

        The signing authority of the Corporation described in section 2.4 may execute and deliver proxies, and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights, attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the signing authority executing or arranging for the same. In addition, the board may from time to time direct the manner in which, and the persons by whom, any particular voting rights, or class of voting rights, may or shall be exercised.

SECTION 3
BORROWING AND SECURITY

3.1   Borrowing Power

        Without limiting the borrowing powers of the Corporation as set forth in section 184 of the Act, but subject to the Corporation's articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

  (c)
  to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Corporation to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantees or any other present or future indebtedness, liability or other obligation of the Corporation.

Nothing in this section 3.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by, or on behalf of, the Corporation.

3.2   Delegation

        Subject to the Act and the Corporation's articles, the board may from time to time delegate to a committee, a director, an officer or any other person as may be designated by the board, all or any of the powers conferred on the board by section 3.1 or by the Act, to such extent and in such manner, as the board may determine at the time of such delegation.

SECTION 4
DIRECTORS

4.1   Number of Directors

        Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number of directors, which shall not be fewer than three, and not more than the maximum number of directors set out in the Corporation's articles.

4.2   Qualification

        No individual shall be qualified for election or appointment as a director if the individual, (i) is less than 18 years of age, (ii) has been found under the Substitute Decisions Act (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, (iii) is not an individual, or (iv) has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians. At least one-third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.3   Election and Term — General

        An election of directors shall take place at each annual meeting of shareholders. A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to such director's election for a stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such election or appointment or until a successor is elected or appointed.

4.4   Nominations of Directors

        Subject to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the procedures set forth in this section 4.4 shall be eligible for election as directors.

        Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors. Such nominations must be made:

  (a)
  by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

  (b)
  by or at the direction or request of one or more shareholders pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

  (c)
  by any person (a "Nominating Shareholder"): (i) who, at the close of business on the date of the giving of the notice provided for below in this section 4.4 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in this section 4.4.

        In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to paragraph (c) above, the Nominating Shareholder must have given notice thereof that is both timely and in proper written form (as set forth below in this section 4.4) to the secretary of the Corporation at the registered office of the Corporation.

        To be timely, a Nominating Shareholder's notice to the secretary of the Corporation must be made:

  (a)
  in the case of an annual meeting of shareholders, not later than the close of business on the thirtieth (30th) day prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

  (b)
  in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation; and

  (c)
  in the case of an annual meeting of shareholders or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not later than the close of business on the fortieth (40th) day prior to the date of the meeting of shareholders; provided, however, that in the event that the shareholders' meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting (which is not also an annual meeting of shareholders), not later than the close of business on the fifteenth (15th) day following the Notice Date.

        To be in proper written form, a Nominating Shareholder's notice to the secretary of the Corporation must set forth:

  (a)
  as to each person whom the Nominating Shareholder proposes to nominate for election to the board: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person, both present and within the five (5) years preceding the notice; (iii) the country of residence of the person, including the person's status as a "resident Canadian" (as such term is defined in the Act); (iv) the class or series and number of shares in the capital of the Corporation that are, directly or indirectly, controlled or directed or that are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) full particulars of all direct and indirect contracts, agreements, arrangements, understandings or relationships (collectively, "Arrangements"), including without limitation financial, compensation and indemnity related Arrangements, between the person or any associate or affiliate (as those terms are respectively defined in the Act) of such person and (I) any Nominating Shareholder or any of its representatives, or (II) any other person or entity relating to the proposed nominee's nomination for election, or potential service, as a director of the Corporation; and (vi) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

  (b)
  as to the Nominating Shareholder (i) the class or series and number of shares in the capital of the Corporation or any of its subsidiaries that are, directly or indirectly, controlled or directed or that are owned beneficially or of record, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its shares, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (ii) full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation or nominate directors to the board of the Corporation; (iii) the interests in, or rights or obligations associated with, any Arrangements, the purpose or effect of which is to alter, directly or indirectly, the Nominating Shareholder's economic interest in a security of the Corporation or the Nominating Shareholder's economic exposure to the Corporation; and (iv) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

        Reference to "Nominating Shareholder" in this section 4.4 shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

        The Corporation may require any proposed nominee for election as a director to furnish such other information as may be necessary to determine the eligibility of such proposed nominee to serve as an independent director, in the same manner as would be required and disclosed by management nominees, to comply with the Act, Applicable Securities Laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading.

        In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the meeting.

        No person shall be eligible for election as a director unless nominated in accordance with this section 4.4; provided, however, that nothing in this section 4.4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act.

        The chair of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the board was made in accordance with this section 4.4 and, if the chair determines that a nomination does not comply with this section 4.4, to declare that such defective nomination shall be disregarded.

        For the purposes of this section 4.4:

  (a)
  "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

  (b)
  "Applicable Securities Laws" means the applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada.

        Notwithstanding any other provision of the by-laws, notice given to the secretary of the Corporation pursuant to this section 4.4 may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of such notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the registered office of the Corporation or delivered to the secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery is made on a non-business day or later than 5:00 p.m. (Toronto time) on a day that is a business day, then such delivery shall be deemed to have been made on the next following day that is a business day.

        Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement in this section 4.4.

4.5   Removal of Directors

        Subject to the Act, the shareholders may, by ordinary resolution passed at a meeting of shareholders, remove any director from office. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed. If such vacancy is not filled, a quorum of directors may fill the vacancy in accordance with the procedure set out in section 4.7.

4.6   Vacation of Office

        A director ceases to hold office when the director, (i) dies, (ii) is removed from office by the shareholders, (iii) ceases to be qualified for election as a director, as described in section 4.2, or (iv) subject to subsection 119(2) of the Act (concerning the resignation of directors named in the articles), delivers the director's written resignation and it is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.7   Vacancies

        Subject to the Act, a quorum of directors may appoint an individual to fill a vacancy among the directors, except a vacancy resulting from:

  (a)
  an increase in the number of directors otherwise than an increase in the number of directors in accordance with a special resolution empowering the board to determine the number of directors within a range set out in the articles, provided that such quorum of directors may not appoint any director to fill a vacancy if the total number of directors, after such appointment, is greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders;

  (b)
  an increase in the maximum number of directors set out in the articles; or

  (c)
  a failure to elect the number of directors required to be elected at any meeting of shareholders.

        A director appointed or elected by a quorum of directors to fill a vacancy holds office for the unexpired term of such new director's predecessor.

4.8   Action by the Board

        The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.9 and 4.10) at which a quorum of directors is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. If there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of directors remains in office.

4.9   Meeting by Telephone

        If all the directors consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee by means of such telephone, electronic or other communications facilities as permit all individuals participating in the meeting to communicate with each other simultaneously and instantaneously. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which the consent relates and may be given with respect to all meetings of the board and of committees.

4.10 Place of Meetings

        Meetings of the board may be held at any place in or outside Ontario.

4.11 Calling of Meetings

        Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the lead director, the chief executive officer, the president (if the president is a director) or any two directors may determine.

4.12 Notice of Meeting

        Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 11 to each director and, subject to section 11.7, not fewer than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of, or the business to be transacted at, the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.13 First Meeting of the New Board

        Provided a quorum of directors is present, each board containing newly elected directors may without notice hold a meeting immediately following the meeting of shareholders at which such directors were elected.

4.14 Regular Meetings

        The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed. No other notice shall be required for any such regular meeting except where the Act requires the purpose thereof, or the business to be transacted thereat, to be specified.

4.15 Chair and Secretary

        The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the chair of the board, the lead director, the chief executive officer if a director and the president if a director. If no such individual is present, the directors present shall choose one of their number to be chair of the meeting. If the secretary of the Corporation is absent from any meeting of the board, the chair of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting.

4.16 Quorum

        Subject to section 4.9, the quorum of directors for the transaction of business at any meeting of the board shall be a majority of the number of directors holding office at the beginning of such meeting, or such greater number of directors as the board may from time to time determine.

4.17 Votes to Govern

        At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is requested by any director present.

4.18 Adjournment

        Any meeting of directors, or of any committee, may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of directors is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum of directors present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

4.19 Conflict of Interest

        A director who (i) is a party to, (ii) is a director or officer of a body corporate (other than the Corporation) who is a party to, or (iii) has a material interest in any person who is a party to, a material contract or transaction, or proposed material contract or transaction, with the Corporation shall disclose to the Corporation the nature and extent of such director's interest at the time and in the manner provided by the Act. Such a director shall not attend any part of a meeting of directors during which the material contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act.

4.20 Remuneration and Expenses

        The directors shall be paid such remuneration for their services as the board may from time to time determine. Such remuneration may be in addition to the salary paid to any officer or employee of the Corporation who is also a director.

        The directors may also by resolution award special remuneration to any director for undertaking any special services on the Corporation's behalf, other than the normal work ordinarily required of a director of the Corporation. The confirmation of any such resolution or resolutions by the shareholders is not required.

        The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by such directors in (i) attending meetings of the board or any committee, or (ii) otherwise attending to the business of the Corporation. The directors may fix the remuneration of any officers and/or employees of the Corporation.

SECTION 5
COMMITTEES

5.1   Committees

        The board may appoint from its number one or more committees, however designated, and delegate to any such committee any of the powers of the board except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

  (c)
  subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (f)
  pay a commission referred to in section 37 of the Act;

  (g)
  approve a management information circular referred to in Part VIII of the Act;

  (h)
  approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

  (i)
  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario);

  (j)
  approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4); or

  (k)
  adopt, amend or repeal by-laws.

5.2   Transaction of Business

        The powers of a committee may be exercised by a meeting at which a quorum of the members of the committee is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of each committee may be held at any place in or outside Ontario.

5.3   Audit Committee

        The board shall appoint annually from among its number an audit committee to be composed of not fewer than three directors who are independent directors and meet such other requirements as may be specified by the Act, other applicable laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading and who are not officers or employees of the Corporation or its affiliates, to hold office until the next annual meeting of the shareholders. Each member of the audit committee shall serve at the pleasure of the board. Each member of the audit committee immediately ceases to be such a member when the individual ceases to be a director. The board may fill vacancies in the audit committee by election from among their number.

        The audit committee shall review the financial statements of the Corporation and shall report thereon to the board prior to approval thereof by the board. The audit committee shall have such other powers and duties as may from time to time be assigned to the audit committee by the board.

        Any member or the audit committee or the auditor or the Corporation may call a meeting of the audit committee.

        The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat. The auditor shall attend every meeting of the audit committee held during the term of office of the auditor if so requested by a member of the audit committee.

5.4   Advisory Bodies

        The board may from time to time appoint such advisory bodies as the board deems advisable.

5.5   Procedure

        Unless otherwise determined by the board, each committee and advisory body shall have the power to fix a quorum at not less than a majority of such committee's or body's members, to elect a chair and to regulate procedure.

SECTION 6
OFFICERS

6.1   Appointment

        The board may from time to time appoint a chief executive officer, a president, a chief financial officer, a secretary, a treasurer and such other officers as the board may determine. One individual may hold more than one office. Subject to sections 6.2 and 6.3, an officer may, but need not be, a director.

6.2   Chair of the Board

        The board may from time to time appoint a chair of the board who shall be a director and, subject to the Act, the chair of the board shall have such powers and duties as the board may specify or as are incidental to such office.

6.3   Lead Director

        If the chair of the board is not an independent director, the board may appoint a lead director from among the Corporation's independent directors. If appointed, the board may assign the lead director any of the powers and duties that are by any provisions of this by-law assigned to the chair of the board.

6.4   Powers and Duties of Officers

        Subject to the Act, the powers and duties of all officers (aside from the chair of the board, the lead director and the chief executive officer, or the president, whose powers and duties are to be specified only by the board) shall be such as the terms of their engagement call for or as the board or chief executive officer may specify. The board or the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer (aside from the chair of the board, the lead director, the chief executive officer and the president, whose powers and duties are to be varied, added to or limited only by the board).

6.5   Term of Office

        The board, in its discretion, may remove any officer. Otherwise each officer appointed by the board shall hold office until such officer's successor is appointed or until such officer's earlier resignation or termination.

6.6   Agents and Attorneys

        Subject to the Act, the board may from time to time appoint agents or attorneys for the Corporation in or outside Ontario with such powers of management, administration or otherwise (including the power to sub-delegate) as the board may determine.

6.7   Conflict of Interest

        Each officer is subject to the disclosure requirements for directors provided in section 4.19.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1   Standard of Care

        Every director and officer in exercising the powers and discharging the duties of such director or officer shall, (i) act honestly and in good faith with a view to the best interests of the Corporation, and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2   Limitation of Liability

        Subject to section 7.1, and provided that nothing in this section 7.2 shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof, no director or officer shall be liable, (i) for the acts, receipts, neglects or defaults of any other director, officer or employee, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation are deposited, (vi) for any loss occasioned by any error of judgment or oversight on such director's or officer's part, or (vii) for any other loss, damage or misfortune which happens in the execution of the duties of the office or in relation thereto.

7.3   Indemnity

        Subject to section 136 of the Act, the Corporation shall:

  (a)
  indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity, and such individual's heirs and legal representatives. The indemnification shall be against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other action or proceeding in which such individual is involved because of that association with the Corporation or other entity; and

  (b)
  advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.3(a). The individual shall repay the monies if such individual does not fulfil the conditions set out in section 7.4.

7.4   Indemnity Not Available

        The Corporation shall not indemnify an individual under section 7.3 unless such individual:

  (a)
  acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

  (b)
  in the case of any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that such individual's conduct was lawful.

        The Corporation shall also indemnify any individuals referred to in section 7.3 in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.5   Insurance

        Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in section 7.3 as the board may from time to time determine.

SECTION 8
SHARES

8.1   Issuance

        Subject to the Act and the Corporation's articles, the board may from time to time issue or grant options to purchase, or rights to acquire, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

8.2   Commissions

        The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing, or agreeing to purchase, shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3   Register of Transfer

        The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form, and the date and other particulars of each transfer, shall be set out.

8.4   Securities Records

        The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which the Corporation records the securities issued by the Corporation in registered form, showing with respect to each class or series of securities:

  (a)
  the names, alphabetically arranged, of persons who, (i) are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class or series of shares registered in the name of such holder, (ii) are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or (iii) are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

  (b)
  the date and particulars of the issue of each security and warrant.

8.5   Transfer Agent and Registrar

        For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove:

  (a)
  a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

  (b)
  a registrar, trustee or agent to maintain a record of issued security certificates and warrants.

Subject to section 48 of the Act (concerning conflict of interest), one person may be appointed for the purposes of both sections 8.5(a) and 8.5(b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

8.6   Electronic Book-Based or Other Non-Certificated Registered Positions

        For greater certainty, a registered shareholder may have its holdings of shares of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the securities register to be kept by the Corporation in place of a physical share certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent. This by-law shall be read such that a registered holder of shares of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of shares evidenced by a physical share certificate. The Corporation and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a share registration system by electronic, book-based, direct registration system or other non-certificated means.

8.7   Non-recognition of Trusts

        Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.8   Deceased Shareholders

        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

8.9   Share Certificates

        Every holder of one or more shares of the Corporation shall be entitled, at the holder's option, to a share certificate, or to a non-transferable written certificate of acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed by any two signing authorities of the Corporation and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates in respect of which a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent has been appointed shall not be valid unless countersigned by or on behalf of such registrar, transfer agent, branch transfer agent or issuing or other authenticating agent. The signature of any of the signing authorities under section 2.4 may be printed or otherwise mechanically reproduced thereon. Every such printed or mechanically reproduced signature shall for all purposes be deemed to be the signature of the signing authority whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the signing authorities whose printed or mechanically reproduced signature appears thereon no longer holds office at the date of issue of the certificate.

8.10 Replacement of Share Certificates

        The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.11 Joint Shareholders

        If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION 9
DIVIDENDS AND RIGHTS

9.1   Dividends

        Subject to the Act and the Corporation's articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2   Dividend Payments

        A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the board, and shall be paid by cheque, wire transfer, electronic means, or such other method as the board may determine, to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared.

        Any dividend payment shall be (i) if paid by cheque, mailed by prepaid ordinary mail to the registered holder at such holder's recorded address in the Corporation's securities register, or (ii) sent, if paid by wire transfer or by electronic means or other method determined by the board, to the registered holder as per the payment instruments provided by such holder in the Corporation's securities register, in each case, unless the holder otherwise directs. In the case of joint holders, the dividend payment shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and transferred to them as per the recorded address or wire transfer, electronic or other payment instructions, as applicable, in the Corporation's securities register and, if paid by cheque and more than one address is recorded in the Corporation's securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

        The mailing of a dividend cheque, unless the cheque is not paid on due presentation, or the sending of a dividend payment by wire transfer, by electronic means, or by another method determined by the board shall satisfy and discharge the liability for the dividend payment to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to, and does, withhold.

9.3   Non-Receipt or Loss of Payment

        In the event of non-receipt of any dividend payment by the person to whom the payment is sent, the Corporation shall make a replacement payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4   Record Date for Dividends and Rights

        The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for those securities.

        Notice of any such record date shall be given not fewer than seven days before the record date in the manner provided by the Act. If no such record date is so fixed, such record date shall be at the close of business on the day on which the resolution relating to the dividend or right to subscribe is passed by the board.

9.5   Unclaimed Dividends

        Any dividend unclaimed after a period of six years from the date on which the dividend was declared to be payable shall be forfeited and shall revert to the Corporation.

 SECTION 10
MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings

        The board may call the annual meeting of shareholders and, subject to section 10.4, at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before an annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings

        The board may call a special meeting of shareholders at any time.

10.3 Meeting by Electronic Means

        A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act and this by-law to be present at the meeting.

10.4 Place of Meetings

        Subject to the Corporation's articles, each meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located. A meeting held under section 10.3 shall be deemed to be held at the place where the registered office of the Corporation is located.

10.5 Notice of Meetings

        Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11 not fewer than 21 nor more than 50 days before the date of the meeting to each director, to the auditor of the Corporation and to each shareholder entitled to vote at the meeting.

        All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of:

  (a)
  the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and

  (b)
  the text of any special resolution or by-law to be submitted to the meeting.

10.6 List of Shareholders Entitled to Notice

        For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder.

        If a record date for the meeting is fixed pursuant to section 10.7, such list shall be prepared as of such record date and not later than ten days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. If no such notice is given, the shareholders listed shall be those registered at the opening of business on the day on which the meeting is held.

        The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.7 Record Date for Notice

        The board may fix in advance a date preceding the date of any meeting of shareholders, by not fewer than 30 and not more than 60 days, as a record date for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date shall be given not fewer than seven days before the record date in accordance with the Act.

        If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting of shareholders shall be at the close of business on the day preceding the day on which the notice is given. If no such notice is given, the shareholders entitled to notice are those registered as shareholders at the opening of business on the day on which the meeting is held.

10.8 Chair, Secretary and Scrutineers

        The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and present at the meeting: the chair of the board, the lead director, the chief executive officer or the president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent from any meeting of the shareholders, the chair of the meeting shall appoint an individual, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers may be appointed by a resolution or by the chair of the meeting, with the consent of the meeting. Any such scrutineer need not be a shareholder.

10.9 Persons Entitled to be Present

        The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote at the meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the Corporation's articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.10  Quorum

        A quorum for the transaction of business at any meeting of shareholders shall be two individuals present in person, each being a shareholder or a proxyholder entitled to vote at the meeting, holding or representing, in the aggregate, at least 25% of the issued shares of the Corporation enjoying voting rights at such meeting.

        If a quorum is present at the opening of any meeting of shareholders, the shareholders and proxyholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

        If a quorum is not present at the time appointed for the meeting of shareholders, or within such reasonable time after that as the shareholders and proxyholders present may determine, the shareholders and proxyholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

10.11  Right to Vote

        Every person named in the list referred to in section 10.6 shall be entitled to vote the shares shown on the list opposite such person's name at the meeting to which the list relates.

10.12  Proxyholders and Representatives

        Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

        A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or its attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

        The authority of such officer or attorney shall be established by depositing with the Corporation a certified copy of the instrument of the body corporate authorizing such officer or attorney to sign such proxy, or in such other manner as may be satisfactory to the secretary of the meeting or the chair of the meeting. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

        In the case of a proxy appointing a proxyholder to attend and act at a meeting of shareholders, the proxy ceases to be valid one year from the date of the proxy.

        Alternatively, if the shareholder is a body corporate or association, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent such body corporate or association at the meeting of shareholders. For the purpose of this by-law, such authorized individual will be considered to be a proxyholder.

        The authority of such authorized representative shall be established by depositing with the Corporation a certified copy of the body corporate's authorizing resolution, or in such other manner as may be satisfactory to the secretary of the meeting or the chair of the meeting.

        The Corporation shall, concurrently with or prior to sending notice of a meeting of shareholders, send a form of proxy to each shareholder who is entitled to receive notice of the meeting.

10.13  Time for Deposit of Proxies

        The board may fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or its agent. Any time so fixed shall be specified in the notice calling the meeting.

        A proxy may be acted on only if, (i) the proxy was deposited with the Corporation, or its agent specified in the notice before the time so specified, or such later time before the time of voting as the chair of the meeting may determine, or (ii) no such time was specified in the notice and the proxy was delivered to the secretary of the meeting or the chair of the meeting before the time of voting.

10.14  Joint Shareholders

        Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

10.15  Votes to Govern

        At any meeting of shareholders every question shall, unless otherwise required by the Corporation's articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

10.16  Show of Hands

        Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is demanded in accordance with section 10.17. On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken on a question, unless a ballot is demanded in accordance with section 10.17, a declaration by the chair of the meeting that the vote on the question, (i) has been carried, (ii) has been carried by a particular majority, or (iii) has not been carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence, (A) as proof of the fact of the number, or proportion of, the votes recorded in favour of, or against, any resolution or other proceeding in respect of the question, and (B) that the result of the vote so taken is the decision of the shareholders on the question.

10.17  Ballots

        On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken, the chair of the meeting, or any person who is present and entitled to vote on the question at the meeting, may demand a ballot. A ballot so demanded shall be taken in such manner as the chair of the meeting shall direct. A demand for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each shareholder and proxyholder present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Corporation's articles. The result of the ballot so taken shall be the decision of the shareholders on the question.

10.18  Adjournment

        The chair of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. No notice of such adjournment need be given to the shareholders, unless the meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, in which case, subject to the Act, notice of the adjourned meeting shall be given as for an original meeting.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of shareholders and/or proxyholders is present thereat. The shareholders and/or proxyholders who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum of shareholders and/or proxyholders present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

        Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

SECTION 11
NOTICES

11.1 Method of Giving Notices

        Any notice (which term includes any written or electronic communication or document) to be given (which term includes sent, delivered, transmitted or served) pursuant to the Act, the Corporation's articles, the by-laws or otherwise to a shareholder, director, officer or auditor of the Corporation shall be sufficiently given if, (i) delivered personally to such person, (ii) mailed by prepaid mail to such person at such person's recorded address, (iii) sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication, (iv) transmitted by facsimile or other electronic means in accordance with the Electronic Commerce Act (Ontario) and the Act to such person at such person's recorded address or designated information system, or (v) posted on or made available through a source (electronic or otherwise) permitted by the Act and other applicable laws. The secretary may change, or cause to be changed, the recorded or electronic address or facsimile number of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.

        A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given on the fifth (5th) day after the notice is deposited in a post office or public letter box. A notice which is sent by means of transmitted or recorded communication is deemed to have been given when dispatched or delivered to the appropriate communications company or agency or its representative for dispatch. A notice transmitted by facsimile is deemed to have been given when the Corporation generates a facsimile confirmation slip which discloses that the notice was transmitted to a number known by the Corporation to be used by the person to whom the facsimile is transmitted. A notice which is delivered electronically is deemed to have been given when dispatched or transmitted to the information system designated by the addressee and a notice posted on or made available through a source permitted by applicable law shall be deemed to have been given when notice of its availability and location is given to the addressee.

        A certificate of any officer, in office at the time of making the certificate, or agent of the Corporation, as to the facts in relation to the giving of any notice or the publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer and auditor of the Corporation.

        The signature of any director or officer to any notice may be written, printed or otherwise mechanically reproduced.

11.2 Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all of them.

11.3 Computation of Time

        In computing the period of days when notice must be given under any section of this by-law requiring a specified number of days' notice of any meeting or other event, the period shall commence on the day following the sending of such notice and shall terminate at midnight of the last day of the period, except that if the last day of the period falls on a non-business day, the period shall terminate at midnight on the day next following that is not a non-business day.

11.4 Undelivered Notices

        If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the Corporation is informed in writing by that shareholder of a new address.

11.5 Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice, or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of the share which has been duly given to the shareholder from whom the person derives title to such share before that person's name and address was entered on the securities register (whether the notice was given before or after the happening of the event on which that person became so entitled) and before that person furnished the Corporation with the proof of authority or evidence of entitlement prescribed by the Act.

11.7 Waiver of Notice

        Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Corporation's articles, the by-laws or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the board or a committee, which may be given in any manner.

        Attendance of a director at a meeting of directors or attendance of a shareholder, proxyholder or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

 SECTION 12
EFFECTIVE DATE

12.1 Effective Date

        This by-law shall come into force when made by the board in accordance with the Act.

12.2 Repeal

        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. The repeal shall not affect, (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, and (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this by-law and all resolutions of the shareholders or the board or a committee with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board on March 23, 2018.

Sean Boyd Vice-Chairman and Chief Executive Officer
R. Gregory Laing General Counsel, Senior Vice-President, Legal and Corporate Secretary
APPROVED by the shareholders on ..

R. Gregory Laing General Counsel, Senior Vice-President, Legal and Corporate Secretary

APPENDIX F

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

F-1